SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2007 and on September 30, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the three-month periods

beginning on July 1, 2007 and 2006

and ended September 30, 2007 and 2006

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30, 2007 and June 30, 2007

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2007	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	149,752	218,356
Investments (Note 9)	609,427	638,351
Mortgage and leases receivables, net (Note 6)	169,602	169,623
Other receivables and prepaid expenses (Note 7)	134,022	114,085
Inventories (Note 8)	63,702	35,375

Total Current Assets	1,126,505	1,175,790

NON-CURRENT ASSETS
Mortgage and leases receivables, net (Note 6)	37,743	42,442
Other receivables and prepaid expenses (Note 7)	82,074	81,202
Inventories (Note 8)	130,431	220,828
Investments (Note 9)	682,272	673,273
Fixed assets (Note 10)	2,259,139	2,027,311
Intangible assets	2,047	2,822

Subtotal Non-Current Assets	3,193,706	3,047,878

Goodwill, net	(78,663)	(78,769)

Total Non-Current Assets	3,115,043	2,969,109

Total Assets	4,241,548	4,144,899

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	207,646	195,870
Mortgages payable (Note 11)	13,928	17,538
Customer advances (Note 12)	90,957	88,810
Short term-debt (Note 13)	240,256	196,655
Salaries and social security payable	22,348	26,841
Taxes payable	71,354	64,712
Other liabilities (Note 14)	70,406	61,656

Total Current Liabilities	716,895	652,082

NON-CURRENT LIABILITIES
Trade accounts payable	20,417	40,942
Mortgages payable (Note 11)	3,901	4,557
Customer advances (Note 12)	70,503	63,908
Long term-debt (Note 13)	1,113,808	1,217,866
Taxes payable	33,940	29,556
Other liabilities (Note 14)	37,597	38,864

Total Non-Current Liabilities	1,280,166	1,395,693

Total Liabilities	1,997,061	2,047,775

Minority interest	460,492	450,410

SHAREHOLDERS’ EQUITY	1,783,995	1,646,714

Total Liabilities and Shareholders’ Equity	4,241,548	4,144,899

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	September 30, 2007	September 30, 2006
Revenues	195,593	169,646
Cost	(81,388)	(81,287)

Gross profit	114,205	88,359

Gain from recognition of inventories at net realizable value	1,909	2,164
Selling expenses	(26,320)	(14,789)
Administrative expenses	(41,265)	(27,956)

Subtotal	(65,676)	(40,581)

Net gain in credit card trust Tarjeta Shopping	6,707	3,567

Operating income (Note 4)	55,236	51,345

Amortization of goodwill	106	(250)
Financial results generated by assets:
Interest income	9,598	2,145
Interest on discount by assets	(290)	(40)
(Loss) Gain on financial operations	(16,905)	7,085
Exchange differences	12,577	1,483

Subtotal	4,980	10,673

Financial results generated by liabilities:
Interest on discount by liabilities	(85)	(1)
Exchange differences	(19,147)	(1,824)
Financial expenses	(26,483)	(11,859)

Subtotal	(45,715)	(13,684)

Financial results, net	(40,735)	(3,011)
Equity (Loss) Gain from related companies	(19,548)	1,396
Other income and expenses, net (Note 15)	(2,575)	(4,367)

Net (Loss) Gain before taxes and minority interest	(7,516)	45,113
Income tax and asset tax	(12,429)	(18,949)
Minority interest	(10,078)	(10,545)

Net (Loss) Gain for the period	(30,023)	15,619

Earnings per common share
Basic (Note 24)	(0.064)	0.036
Diluted (Note 24)	(0.064)	0.031

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousands of pesos (Notes 1, 2 and 3)

	September 30, 2007	September 30, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	708,523	163,940
Cash and cash equivalents as of end of period	631,178	173,315

Net (decrease) increase in cash and cash equivalents	(77,345)	9,375

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss) Gain for the period	(30,023)	15,619
Plus income tax and asset tax accrued for the period	12,429	18,949
Adjustments to reconcile net income to cash flows from operating activities:
• Equity loss from related companies	19,548	(1,396)
• Minority interest	10,078	10,545
• Allowances and provision	9,665	6,749
• Amortization and depreciation	31,024	20,964
• Financial results	32,074	(5,439)
• Gain from recognition of inventories at net realizable value	(1,909)	(2,164)
Changes in operating assets and liabilities:
• Decrease (Increase) in current investments	7,775	(2,482)
• Decrease (Increase) in non-current investments	7,052	(6,371)
• Increase in mortgages and lease receivables	(27,042)	(7,669)
• Increase in other receivables	(12,556)	(11,703)
• (Increase) Decrease in inventories	(381)	27,548
• Decrease in taxes payable, social security payable and customer advances	(3,357)	(12,361)
• Increase in trade accounts payable	8,937	7,719
• Decrease in accrued interest	(2,473)	(284)
• Increase in other liabilities	3,429	1,831

Net cash provided by operating activities	64,270	60,055

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease in minority interest	—	(377)
• Acquisitions and improvements of fixed assets	(254,075)	(16,894)
• Acquisitions of undeveloped parcels of land	(92)	(1,118)
• Security deposit for the construction and purchase of parking lots	—	(4,902)
• Proceeds from investments in equity securities	(758)	—
• Loans granted	(3,640)	—
• Increase in receivables with related companies	—	(285)
• Cash collected from the insurance of Alto Avellaneda’s shopping center damages	2,102	—

Net cash used in investing activities	(256,463)	(23,576)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short term debt and long term debt	8,814	8,110
• Payment of short term debt and long term debt	(9,510)	(28,323)
• Decrease of mortgages payable	(4,843)	(4,192)
• Capital contribution by minority owners in related companies	10,666	—
• Issuance of common stock	110,647	2,785
• Dividends payments to minority shareholders of related subsidiaries	(926)	—
• Settlement of debt for the purchase of shares of Mendoza Plaza Shopping S.A.	—	(5,484)

Net cash provided by (used in) financing activities	114,848	(27,104)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(77,345)	9,375

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousands of pesos (Notes 1, 2 and 3)

	September 30, 2007	September 30, 2006
Supplemental cash flow information
• Interest paid	35,121	17,044
• Income tax paid	1,798	2,164

Non-cash activities:
• Increase in inventories through a decrease in non-current investments	3,827	—
• Increase in fixed assets through an increase in trade accounts payable	2,676	—
• Issuance of Trust Exchangeable Certificates	29,273	3,357
• Conversion of negotiable obligations into common shares	56,657	1,232

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at September 30, 2007 and June 30, 2007 and the unaudited statements of income and cash flows for the three-month periods ended September 30, 2007 and 2006 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
	September 30, 2007	June 30, 2007	September 30, 2007	June 30, 2007
COMPANIES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.	100.00	100.00	100.00	100.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Patagonian Investment S.A. (Note 33)	100.00	100.00	100.00	100.00
Alto Palermo S.A. (“APSA”)	62.48	62.48	62.48	62.48
Rummaala S.A (Note 43)	50.00	100.00	50.00	100.00
Inversora Bolivar S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (Note 47)	90.00	90.00	90.00	90.00
CYRSA S.A. (“CYRSA”) (2)	50.00	100.00	50.00	100.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00
Financel Communications S.A. (Note 48)	80.00	—	80.00	—

(1)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 16 to the unaudited basic financial statements.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A., see Note 45 to the unaudited basic financial statements. The Company exercises joint control over CYRSA. As required by Technical Resolution N° 21 “Equity Method of Accounting. Consolidation of Financial Statements and Related Party Transactions” (“RT N° 21”), under Argentine GAAP, the Company accounted for this investment under the proportionate consolidation method. Accordingly, these unaudited financial statements refects the Company´s pro rata equity interest in these investments on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

b.	Comparative Information

Certain amounts in the unaudited financial statements at September 30, 2006 were reclassified for disclosure on a comparative basis with those for the period ended September 30, 2007.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	Revenue recognition

In addition to the description in the unaudited basic financial statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company monthly charges its tenants administration fees, which are prorated among the tenants according to their leases and varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	(Continued)

•	Lease agent operations

FIBESA S.A. and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. FIBESA’s and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.) revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Credit card operations

Revenues derived from credit card transactions include commissions and financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

c.	(Continued)

•	Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each period/year.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A., Panamerican Mall S.A., Empalme S.A.I.C.F.A. y G. and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Goodwill corresponding to the acquisition of Panamerican Mall S.A. has been valued at cost, calculated as the difference between the value paid for such investment and the estimated current value of the assets acquired. The goodwill for the acquisition of the controlled companies Empalme S.A.I.C.F.A. y G. and Palermo Invest S.A. has been valued at cost, calculated as difference between the value paid for such investment and the book value of the participation acquired. The Company is currently analyzing the current value of assets and liabilities acquired in line with Technical Resolution No. 21. The goodwill originated for the acqusition of Empalme S.A.I.C.F.A. y G. shares is amortized over 17 years. Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Credit card, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and / or sale of residential buildings business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card

This segment includes the operating results from operations with credit cards, which include commissions, financing income, charges to users by life and incapacity insurance and accounts´ summaries, among others.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of September 30, 2007

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Others	Total
Revenues	1,216	20,695	80,140	35,278	57,993	271	195,593
Costs	(1,012)	(7,760)	(25,883)	(19,769)	(26,837)	(127)	(81,388)
Gross profit	204	12,935	54,257	15,509	31,156	144	114,205
Income from valuation of inventories at net realizable value	1,909	—	—	—	—	—	1,909
Selling expenses	(794)	(936)	(6,680)	(3,390)	(14,520)	—	(26,320)
Administrative expenses	(5,012)	(5,594)	(8,105)	(7,217)	(15,337)	—	(41,265)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	6,707	—	6,707

Operating income	(3,693)	6,405	39,472	4,902	8,006	144	55,236

Depreciation and amortization (b)	37	7,558	17,919	3,153	464	—	29,131

Addition of fixed assets and intangible assets	235	177,305	61,599	14,064	872	—	254,075
Non-current investments in other companies	—	—	—	—	—	287,350	287,350

Operating assets	439,907	841,462	1,421,032	213,249	139,819	—	3,055,469
Non-Operating assets	40,434	77,342	2,275	11,978	7,451	1,046,599	1,186,079
Total assets	480,341	918,804	1,423,307	225,227	147,270	1,046,599	4,241,548

Operating liabilities	16,459	66,834	209,708	32,267	175,786	—	501,054
Non-Operating liabilities	268,106	242,146	705,075	152,866	41,988	85,826	1,496,007
Total liabilities	284,565	308,980	914,783	185,133	217,774	85,826	1,997,061

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of September 30, 2006

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Others	Total
Revenues	29,702	9,500	60,851	28,606	40,240	747	169,646
Costs	(28,467)	(2,517)	(18,715)	(15,706)	(15,356)	(526)	(81,287)
Gross profit	1,235	6,983	42,136	12,900	24,884	221	88,359
Income from valuation of inventories at net realizable value	2,164	—	—	—	—	—	2,164
Selling expenses	(808)	(491)	(2,378)	(2,889)	(8,223)	—	(14,789)
Administrative expenses	(3,316)	(2,930)	(6,655)	(5,938)	(9,117)	—	(27,956)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	3,567	—	3,567

Operating income	(725)	3,562	33,103	4,073	11,111	221	51,345

Depreciation and amortization (b)	—	1,907	15,718	2,419	261	—	20,305

Addition of fixed assets and intangible assets (c)	2,895	263,104	157,857	57,115	—	—	480,971
Non-current investments in other companies (c)	—	—	—	—	—	306,853	306,853

Operating assets (c)	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non-Operating assets (c)	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets (c)	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899

Operating liabilities (c)	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-Operating liabilities (c)	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities (c)	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information at June 30, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2007	June 30, 2007
Cash in local currency	3,232	3,331
Cash in foreign currency	782	736
Banks in local currency	25,321	128,697
Banks in foreign currency	119,060	84,781
Checks to be deposited	1,357	811

	149,752	218,356

NOTE 6:	MORTGAGE AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Debtors from leases and credit card	136,891	38,920	152,755	43,509
Checks to be deposited	43,658	—	31,626	—
Debtors from leases under legal proceedings	26,254	—	23,603	—
Debtors from sale of real estate	9,595	723	7,670	888
Debtors from hotel activities	8,187	—	7,909	—
Debtors from sales under legal proceedings	1,430	—	1,302	—
Related companies	878	—	910	—
Interest to be accrued	(66)	(43)	(76)	—
Less:
Allowance for doubtful leases	(57,015)	(1,857)	(55,875)	(1,955)
Allowance for doubtful accounts	(210)	—	(201)	—

	169,602	37,743	169,623	42,442

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Related companies	48,743	45	38,904	84
Value added tax (“VAT”) receivable	23,664	6,330	17,640	10,637
Prepaid expenses and services	20,275	217	19,983	233
Asset tax credits	14,041	28,405	16,595	21,037
Loans granted (3)	8,061	—	4,290	—
Gross sales tax	3,666	1,246	1,242	1,153
Expenses to be recovered	2,958	—	3,098	—
Trust programs account receivables (Note 17)	2,780	10,485	2,926	18,976
Stock transactions to be liquidated	1,601	—	129	—
Income tax advances and withholdings	1,213	—	978	—
Judicial liens (Note 25)	888	—	1,150	—
Guarantee of defaulted credits (2)	681	3,460	785	3,096
Guarantee deposits (1)	325	565	58	509
Administration and reserve fund	204	—	205	—
Tax on personal assets to be recovered	53	—	287	—
Pre-paid insurance	1	—	45	—
Deferred income tax	—	31,152	—	25,402
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Present value – other receivables	—	(378)	—	(473)
Other	4,868	547	5,770	548

	134,022	82,074	114,085	81,202

(1)	Includes restricted cash (see Note 16).
(2)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.
(3)	See Note 4 (1) to the unaudited basic financial statements.

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Credit from barter of Dique III 1 e) (2)	41,808	—	—	41,808
Credit from barter of Dique III 1 c) (2)	6,891	34,784	13,068	26,800
San Martín de Tours	3,211	—	3,929	—
Credit from barter of Benavidez (Note 26)	2,699	7,296	2,722	7,273
Abril / Baldovinos	2,591	6,573	2,646	6,661
Dock 13	1,595	—	1,595	—
Torres de Abasto	623	—	622	—
Edificios Cruceros	487	—	487	—
Torres Jardín	466	—	472	—
Minetti D	72	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Libertador 1703 y 1755 (Note 43)	—	59,115	—	115,623
Credit from Barter of Caballito (1)	—	22,663	—	22,663
Torres de Rosario	—	—	6,338	—
Other inventories	3,203	—	3,368	—

	63,702	130,431	35,375	220,828

(1)	See Note 19 to the unaudited basic financial statements.
(2)	See Note 18 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2007	June 30, 2007
Current
Time deposits and money markets	296,024	5,024
Mutual funds (2)	275,968	600,919
Tarshop Trust (1)	26,125	22,104
Boden (1)	6,940	428
Mortgage bonds (1)	1,818	2,073
IRSA I Trust Exchangeable Certificate (1)	152	106
Banco Ciudad de Bs. As. Bond (1)	—	126
NOBACS bonds (1)	—	6,159
Other investments (1)	2,400	1,412

	609,427	638,351

Non-current
Banco Hipotecario S.A.	282,134	301,672
Tarshop Trust	79,738	55,683
Banco de Crédito y Securitización S.A.	5,216	5,181
Advance for the adquisition of a Company (Note 49)	1,866	1,108
IRSA I Trust Exchangeable Certificate	502	687
Other investments	111	40

	369,567	364,371

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (Note 16)	54,841	54,861
Caballito	36,683	36,681
Pereiraola	21,717	21,717
Torres de Rosario plot of land	19,938	16,111
Air space Coto	13,143	13,143
Caballito plots of land	9,223	9,223
Canteras Natal Crespo	5,555	5,559
Pilar	3,408	3,408
Torres Jardín IV	3,010	3,010
Padilla 902	94	94
Other undeveloped parcels of land	9,308	9,310

	312,705	308,902

	682,272	673,273

(1)	Not considered cash equivalent for purposes of presenting the unaudited consolidated statements of cash flows.
(2)	As of September 30, 2007 includes: Ps. 3,143 corresponding to NCH Development Partner fund, Ps. 505 corresponding to common investment fund “Gainvest Renta Fija”, Ps. 80,156 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 6,762 corresponding to common investment fund “Banco Itau Buen Ayres” not considered as cash for the purpose of the unaudited statement of cash flows, and as of June 30, 2007: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus—Class B—Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus—Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos—Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro—Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos—Class A—Standard Bank fund, Ps. 503 corresponding to Gainvest fund not considered as cash for the purpose of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	September 30, 2007	June 30, 2007
Hotels
Llao-Llao	75,226	66,992
Intercontinental	61,215	61,404
Libertador	43,816	40,950
Bariloche plots of land (Note 35)	21,900	21,900

	202,157	191,246

Office buildings
Bouchard 551	239,912	241,899
Della Paolera 265 (Nota 24 of the unaudited financial statements)	171,904	—
Intercontinental Plaza	93,185	94,992
Bouchard 710	67,791	68,390
Maipú 1300	42,002	42,347
Libertador 498	40,704	41,061
Laminar Plaza	28,976	29,187
Dock del Plata	25,913	26,194
Costeros Dique IV	20,728	20,875
Reconquista 823	18,937	19,093
Edificios Costeros (Dique II)	18,334	18,471
Suipacha 652	12,179	12,292
Avda. de Mayo 595	5,077	5,134
Libertador 602	2,806	2,831
Avda. Madero 942	2,422	2,468
Madero 1020	1,663	1,694
Rivadavia 2768	289	295
Sarmiento 517	98	98

	792,920	627,321

Commercial real estate
Constitución 1111	769	777

	769	777

Other fixed assets
Work in progress Dique IV	13,954	9,684
Santa María del Plata	12,494	12,494
Thames	3,899	3,899
Abril	3,043	3,094
Constitución 1159	2,050	2,050
Alto Palermo Park	555	560
Store Cruceros	283	285
Other	3,146	3,278

	39,424	35,344

Shopping Center
Panamerican Mall	194,234	167,606
Abasto	185,668	187,436
Alto Palermo	176,248	175,517
Patio Bullrich	103,499	103,137
Alto Avellaneda	93,690	89,664
Mendoza Plaza Shopping	88,167	89,004
Alto Rosario	83,504	84,145
Córdoba Shopping – Villa Cabrera	74,527	75,508
Paseo Alcorta	67,910	64,432
Alto Noa	26,575	27,040
Buenos Aires Design	15,468	16,082
Neuquén Project	12,303	12,302
Financial advances for fixed assets purchase	24,866	36,882
Other properties	41,528	8,902
Other fixed assets	35,682	34,966

Subtotal Shopping Center	1,223,869	1,172,623

Total	2,259,139	2,027,311

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 11:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Mortgage payable Bouchard 710 (1)	11,044	—	14,755	—
Mortgage payable Hotel Llao Llao	2,884	3,901	—	—
Mortgage payable Bariloche plots of land (Note 35)	—	—	2,783	4,557

	13,928	3,901	17,538	4,557

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Advanced payments from customers	42,174	—	38,412	—
Admission rights	32,305	39,976	30,563	37,356
Leases and service advances (1) (Note 37)	16,478	30,527	17,325	26,552
Advance for the sale of Rosario plot of land (2)	—	—	2,510	—

	90,957	70,503	88,810	63,908

(1)	The balance of rents and services advance payments include Ps 1,1 million and Ps 3.6 million current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto and Alto Noa shopping centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of September 30, 2007 the semiannual Libo rate was 5.1325%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	As of June 30, 2007 this was a money advance of Euros 600 that APSA received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. As of September 30, 2007 the transaction was cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 13:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Bank loans (2)	101,227	21,693	66,715	51,158
Bank loans – Accrued interest (2)	12,783	—	2,109	8,039

Negotiable obligations 2009 – principal amount (4)	62,557	—	23,123	44,082
Negotiable obligations 2009 – accrued interest (4)	14,140	—	662	13,109
Debt related to purchase of subsidiaries (5)	23,057	51,248	22,357	76,841
Negotiable obligations – APSA US$ 120 M. – principal amount (7)	—	378,000	—	371,160
Negotiable obligations – APSA US$ 120 M. – accrued interest (7)	11,494	—	4,060	—
Expenses for issuance of debt – APSA US$ 120 M. (7)	(464)	(4,062)	(417)	(3,755)
Negotiable obligations 2017 – principal amount (6)	—	472,500	—	463,950
Negotiable obligations 2017 – accrued interest (6)	6,693	—	15,993	—
Expenses for issuance of debt – Negotiable obligations 2017 (6)	(874)	(7,361)	(874)	(7,580)
Negotiable obligations – APSA $154 M. – principal amount (7)	—	154,020	—	154,020
Negotiable obligations – APSA $154 M. – accrued interest (7)	6,542	—	2,353	—
Expenses for issuance of debt – Negotiable obligations – APSA $154M (7)	(667)	(1,022)	(599)	(1,068)
IRSA Convertible Notes 100 M. (3)	2,710	—	58,472	—
IRSA Convertible Notes – 100 M Interest (3)	83	—	611	—
Expenses for issuance of debt – IRSA Convertible Notes 100 M (3)	(1)	—	(36)	—
APSA 2014 Convertible Notes (1)	—	48,792	—	47,910
APSA 2014 Convertible Notes – Accrued interest (1)	976	—	2,126	—

	240,256	1,113,808	196,655	1,217,866

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 22 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at September 30, 2007 includes mainly the following loans:

(a)	Unsecured loan expiring in 2009 as set out in Note 7 (1) to the unaudited basic financial statements amounted to Ps. 38,491 (Ps. 41,354 at June 30, 2007). See Note 25 to the unaudited basic financial statements.
(b)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.
(c)	Corresponds to overdrafts in Macro Bank and Standard Bank.
(3)	Corresponds to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 (3) and 13 to the unaudited basic financial statements.
(4)	Corresponds to the issue of Negotiable Obligations secured with certain Company assets maturing in 2009, as detailed in Note 7 (2), 12 a. and Note 25 to the unaudited basic financial statements.
(5)	The balance as of September 30, 2007 mainly includes: (a) Ps. 18.6 million of the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2.0 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On June 25, the first installment was paid; (b) US$ 9.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 34) and (c) US$ 16.9 million related to the purchase of plots of land in Vicente Lopez (See Note 43).
(6)	See Notes 7 (4) and 23 to the unaudited basic financial statements.
(7)	See Note 41.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 14:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-current	Current	Non-current
Related companies	30,380	11,037	25,682	11,070
Directors’ fees provision	17,570	—	14,464	—
Provisions for contingencies (1)	8,793	13,245	7,595	12,732
Guarantee deposits	4,794	2,984	4,029	2,859
Administration and reserve fund	3,409	—	2,805	—
Donations payable	3,003	—	4,363	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 29)	526	10,290	526	10,421
Directors’ fees advances	(814)	—	(1,375)	—
Present value – other liabilities	—	(51)	—	(136)
Trust accounts payable	—	—	191	—
Directors’ guarantee deposits	—	—	—	8
Other	2,745	92	3,376	1,910

	70,406	37,597	61,656	38,864

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 15:	OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2007	September 30, 2006
Other income:
Allowance recovery	508	—
Others	180	982

Subtotal other income	688	982

Other expenses:
Tax on personal assets	(1,571)	(1,491)
Unrecoverable VAT receivable	(739)	(972)
Donations	(426)	(1,073)
Lawsuits contingencies	(344)	(1,649)
Allowance for doubtful accounts	(73)	(160)
Other	(110)	(4)

Subtotal other expenses	(3,263)	(5,349)

Other income and expenses, net	(2,575)	(4,367)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. believe that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. Such loan accrued LIBO rate plus a variable spread to be applied in the different periods. The agreement was signed on January 26, 2001.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA.

On March 5, 2004, BankBoston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., all the rights and obligations arising from the loan agreement together with all the changes, guarantees and insurance policies related to that contract.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd.

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formarly Credit Suisse First Boston) the loan agreement.

The board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the original loan agreement (Amended and Restated Loan Agreement) in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and CSI, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

a)	Principal cancellations:

Maturity date
-	03-15-2008	US$ 213
-	09-15-2008	US$ 225
-	03-15-2009	US$ 239
-	09-15-2009	US$ 253
-	03-15-2010	US$ 5,070

b)	The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract, according to the following detail:

•

Period 03-15-2006 to the effective day of the contract (04-21-2006), interest was accrued on US$ 8,000 at an annual 12.07% rate. HASA did not pay any other interest accrued up to the effective date, including interest on loan arrears.

•	From 04-21-2006 to 09-15-2006, interest was accrued on the outstanding principal at an annual 12.07% rate.

•	As from 09-15-2006, the loan will accrue:

(A)	Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and

(B)	Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSI in case of non-compliance with HASA´s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis.

Alto Palermo Group - Restricted assets.

a)	Short and long term debt includes a loan from “Banco de la Ciudad de Buenos Aires” from Tarshop S.A. (subsidiary of APSA) for Ps. 4,491, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) branch Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shoppping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps 11,591.

b)	Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See Note 37).

c)	In the financial trusts accounts receivable as credit protection for investors are included the contingency funds of the financial trusts that as of September 30, 2007 amount to Ps. 11.1 million. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

d)	As of September 30, 2007, under other current receivables, APSA has restricted funds according to the following detail:

  I. Ps. 56, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”.

 II. Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.

III. Ps. 51, In relation to the case “Lopez Armando Fransisco c/ Alto Palermo S.A.”.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

e)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of September 30, 2007 (recorded in Other non-current investments – Undeveloped parcels of land).

f)	As of September 30, 2007 the amount of Ps. 33 million is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

g)	As of June 30, 2007, in the current financial loans line it was included a debt of Shopping Neuquén S.A. for Ps. 105,754 guaranteed by a mortgage on the plot of land acquired for Ps. 3,313,620. To the date of these unaudited financial statements such mortgage is fully cancelled, being still to be subscribed the mortgage cancellation deed.

h)	In the current investments line BONTE 2006 titles were included in the amount of Ps. 33,750, that are deposited as rental guarantee.

NOTE 17:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION

Tarshop has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Company´s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

Our subsidiary Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at September 30, 2007, Tarshop S.A. transferred to financial trusts the total amount of Ps. 737.2 million of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 630.1 million, T.D.F. Series “B” for Ps. 43.4 million, C.P. Series “C” for Ps. 63.5 million, and C.P. Series “D” for Ps. 0.2 million.

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investments through a public offer in Argentina. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 21.6 million.

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4.57 per share). See Note 17 to the unaudited basic financial statements in connection with the sale of interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

The change of the nominal value of the Banco Hipotecario S.A. share from pesos 10 to pesos 1 became effective on February 15, 2007.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81,607. See Note 17 to unaudited basic financial statements.

Inversora Bolivar should cancel the transaction in four-year term with an interest rate of 11% annual.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the unaudited consolidated financial statements.

As of September 30, 2007, total shareholding amounts to 176,410,150 shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 19:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of the Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, the Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries) on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•

Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•

Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•

Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 19:	(Continued)

•

Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to Argentine pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At September 30, 2007, the value of Class D Participation Certificates amounted to Ps. 546 in IRSA and Ps. 108 in Inversora Bolívar S.A. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 20:	ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

The agreed price for such operation is a gross amount of US$ 12,000 added a variable amount arising from the adjustment prior to closing (originally established in the contract), which was determined in Ps. 3,961. The company was incorporated on December 31, 2006. As of September 30, 2007 APSA and SAPSA have paid US$ 6,000 and the amount representing the adjustment subsequent to period-end. Three (3) installments of two million dollars (US$ 2,000) are still outstanding, to become due in December, 2007, June and December, 2008 respectively. These installments accrue 6% nominal annual interest. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the resulting installments, the encumbrance will be partially lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current period Ritelco S.A. subscribed Future purchase of gold contracts. In accordance with this company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of September 30, 2007, Ritelco S.A. has 60 contracts for the purchase of 100 ounces of “gold” due in December 2007 at an average market price of US$ 0.75. As a guarantee for such contracts, Ritelco has deposits in the amount of US$ 162 (equivalent to Ps. 504).

As of September 30, 2007, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized profit and a non realized loss for such operations amounting to US$ 6 (equivalent to Ps. 17) and US$ 391 (equivalent to Ps. 1,217), respectively.

NOTE 22:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On September 30, 2007, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.77 million, with the consequent issuance of common stock of nominal value $0.1 per share. The outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47.23 million, of which US$ 31.16 million correspond to IRSA’s holding which is eliminated in the consolidation process.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Comercializadora Los Altos S.A. ‘s management (formerly Altocity.com S.A.) and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Comercializadora Los Altos S.A. (formerly Altocity.com S.A) representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Comercializadora Los Altos S.A. (former Altocity.com S.A.) plus a rate of 14% per year, capitalizable annually.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of US$ 3.0 million under the terms especifically established in the contract.

NOTE 24:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

In thousands:

	September 30, 2007	September 30, 2006
Weighted – average outstanding shares	471,067	435,822
Conversion of negotiable obligations	—	139,881
Weighted – average diluted common shares	471,067	575,703

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	September 30, 2007	September 30, 2006
Net income for calculation of basic earnings per share	(30,023)	15,619
Exchange difference	—	494
Interest	—	1,725

Net income for calculation of diluted earnings per share	(30,023)	17,838

Net basic earnings per share	(0.064)	0.036
Net diluted earnings per share	(i) (0.064)	0.031

(i)	The computation of diluted net income per share for the three-month period ended September 30, 2007 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 25:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The Company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to U.S. dollars 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers´ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of June 30, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

On March 2, 2004, such Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB—FRB L+13/16 2005 for a total nominal value of U.S. dollars 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,156.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

In accordance with the legal advisors´ report, the plaintiff has yet neither initiated the execution of the sentence nor liquidated its credit.

In line with the matters reported by the lawyers in respect of this lawsuit, the company management recorded a reserve for an amount Ps. 4,778 as of September 30, 2007, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of Ps. 7,191.

Five of the six plaintiff’s lawyers filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to put a lien on the company’s current banks accounts, which occurred in March 2005. As of September 30, 2007, such put a lien on funds amounts to Ps. 861.

The Company´s legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). This case is carried out by two legal advisors. In accordance with the probable contingency reported by the lawyers as of September 30, 2007, the Company Management has reserved the amount of Ps. 1,116.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 25:	(Continued)

The Company settled a transactional agreement with the other three litigant lawyers, by which it was agreed to pay the amount of US$ 68 to each one of them, in installments, maturing through February 5, 2008. One of these agreements was signed on September 29, 2006 and the other two on October 17, 2006.

The sixth female attorney, who had not appealed the resolution that provided for the conversion into pesos of the attorney´s fees, submitted a note to this file arguing that the resolution of the appeal of her colleagues is also applicable in her case and determined an amount due of US$ 95. The Company has challenged the claim in the understanding that the Court resolution is not applicable and that the conversion into pesos is final. The claim is not yet solved. According to the Company´s legal advisors, as of September 30, 2007 an allowance of Ps. 158 has been recorded for this claim for adjustment of the referential stabilization coefficient applicable to the credit as from the fourth installment (from a total of twelve installments) equivalent to US$ 50.

NOTE 26:	OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary company) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during the quarter ended June 30, 2004 and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and it had been acorded that it would be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress.

On December 26, 2006 Inversora Bolívar subscribed an agreement by which the amount of US$ 250 was reimbursed to DEESA.

NOTE 27:	NUEVAS FRONTERAS S.A.

The Ordinary and Extraordinary Shareholder´s Meeting of Nuevas Fronteras S.A. held on August 25, 2006 approved the following resolutions on the stockholders´ equity accounts of such Company:

1.	To partially reverse the absorption of negative retained earnings as of June 30, 2006 shown in the “Adjustment of Common Stock” account, in the amount of Ps. 20,076 approved in the Shareholder´s Meeting held on September 15, 2003 increasing in such amount the “Adjustment of Common Stock” account, which after such increase amounted to Ps. 43,879.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 27:	(Continued)

2.	To capitalize the total balance of the “Adjustment of Common Stock” account in the amount of Ps. 43,879, increasing the Capital Stock from Ps. 48,125 to Ps. 92,004.

3.	To reduce the capital stock in cash, in the amount of Ps. 17,000 and carrying the capital stock from Ps. 92,004 to Ps. 75,004.

4.	For the purpose of the point mentioned in the previous paragraph, the Shareholder´s Meeting decided to distribute Ps. 17,000 or its equivalent in dollars at an exchange rate of Ps. 3,10 = US$ 1, according to the share participation of each shareholder and to put the amount at their disposition.

5.	To request the Board of Directors of Nuevas Fronteras S.A. to cancel and redeem the existing titles and to replace them, once the pertinent authorities have approved the reduction, with new titles representing the capital stock

6.	That section 4 of the by-laws be reformulated on the basis of the capital stock reduction approved.

7.	To approve the distribution of the remnant of retained earnings as of June 30, 2006 that, according to the above-mentioned points, totally amounted to Ps. 2,985, allocating Ps. 1,087 to Legal Reserve and Ps. 1,898 to dividends in cash, and arranging its disposal to the shareholders on the date of Shareholder´s Meeting.

NOTE 28:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.3 million.

APSA has insurance coverages against all risks and third party liability to cover this type of disaster. During the current period the liquidation process has partially finalized with the building reconstruction. The final indemnification amount obtained and collected for this item amounts to Ps. 6.8 million. As of the date of issuance of these unaudited financial statements, the final liquidation process is pending because of other items in the policies mentioned above, and the amount of Ps. 0.3 million has been collected as early payment.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 29:	CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets, recognizing the related gain over the term of the contract. At the end of this period, the amount of Ps. 168 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,435 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also includes improvements made by thirds parties that stem from APSA.

NOTE 30:	TRANSFER THE MANAGEMENT OF ABRIL

On May 24 the 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A.(See Note 44) made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. (hereinafter the “Offer Letter”) This proposal replace the one dated May 4, 2005.

The proposal included monetary and non-monetary renderies, to be done by the Company and Inversora Bolívar, among which the following can be outlined:

1.	The making in equal parts of a contribution to Abril S.A. the amount of Ps. 650. The repairment of all the roadways of Abril Club de Campo.

2.	The transfer to Abril S.A. of a plot of land of the Abril establishment (to be assigned to the building of “dormies”) cancelling Abril S.A. their pertinent shareholding titles.

3.	The transfer to Abril S.A. of a plot of land of the Abril establishment (commercial stores, small theatre and administration) cancelling Abril S.A. their pertinent shareholding titles.

4.	The incorporation of Inversora Bolívar as merged company of Baldovinos S.A in favor of Abril S.A. of a free perpetual easement and that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

5.	The responsibility for all severance payment (including salary) of a former employee of the Club.

6.	The payment of any dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

In compliance with the terms of the Offer Letter, the amount for indemnities, salaries and other issues of an employee who retired from the Club was paid.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 30:	(Continued)

On June 13, 2007, the Company and Inversora Bolívar S.A. entered into a Trust Contract by which it was transferred to the Trust, whose trustee is Dr. Eduardo Roca, the trust property on the shares Class A and B of Abril S.A. Also in the referred date the Ordinary and Extraordinary General Unanimous Meeting of Shareholders of Abril S.A. was held, where the following points of the agenda were unanimously addressed and approved:

1)	Consideration of the accounts report, trial balance as of April 30, 2007. Petty cash count, fixed fund and checks to be deposited as of June 12, 2007. Cut of documentation as of June 12, 2007.

2)	Board of directors´ and supervisory commission´s fees.

3)	Consideration of the conduct by the board of directors and supervisory commission.

4)	Approval of the money contributions in the amount of Ps. 650. Capital increase through capitalization of contributions.

5)	Approval of the contributions in kind in the amount of Ps. 3,033, capital increase through capitalization of contributions. Cancellation of shares.

6)	Modification of section five of the by-laws due to the modification of the nominal value of the shares. Capital reduction. Issue, registration and delivery to the trustee of the new title shares.

7)	Consideration of the resignation of the board of directors´ members and supervisory commission.

8)	Reform of the by-laws.

9)	Determination of the number of directors and deputy directors if it is so decided and appointment of the new board of directors.

10)	Appointment of the syndic and deputy syndic.

11)	Resignation of the company to the reserve of rights in the purchase preliminary contracts subscribed with the owners of plots of Abril.

12)	Consideration of the coverage to be granted by the company to the directors and syndics. Hiring of insurance according to the “d&o” modality:

According to the instructions of the residents, the trustee appointed three proprietors of Abril Club de Campo to join the Board of Directors of Abril S.A. in compliance with the Offer Letter. To such purpose it was formed the new administration body in charge of the ordinary management of the company.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 30:	(Continued)

On June 13, 2007 a setter of commitment was subscribed by which la Company together with Inversora Bolívar S.A. y Baldovinos S.A. assumed the following obligations, among other:

a)	The termination of the re-paving works in 13 months term as from June 13, 2007.

b)	Granting the easement and the right of preference for the purchase of the Main House located in Abril Club de Campo under the terms of the Offer Letter once the subdivision of the plot in which such House is built is approved, which is being requested before the Secretariat of Culture and Education of the Municipality of Berazategui of the Province of Buenos Aires.

Through the transference of Class A and B shares of Abril S.A. to the ABRIL Trust, it started the process of transference of the Abril S.A. shareholding to the owners of plots of land of the Club de Campo Abril.

NOTE 31:	NEUQUEN PROJECT

The principal asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial centre will be constructed. This project also includes the building of a shopping, a hyper-market and a housing building.

In June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén a postponement of the original construction schedule and an authorization to transfer to third parties certain plots in which such land is divided. The Municipality Executive previously rejected this request under Decree No. 1437/02 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred, having no right to claim indemnity charges, revoking the buy-sell contracts of the land.

On response to the above-mentioned Decree, Shopping Neuquén S.A. requested on January 21, 2003 that the administrative action be annulled, submitting documentary evidence of the reasons to request such annulment. Shopping Neuquén S.A. also requested the authorization to submit a new schedule of time terms, which would be prepared taking into account the economic context prevailing at that time, as well as reasonable short and medium-term projections. The Municipal Executive rejected the request under Decree No. 585/2003; consequently, on September 25, 2003, Shopping Neuquén S.A. filed an administrative procedural action with the High Court of Neuquén, requesting among other issues, that the Court establish the nullity of Decrees 1437/2002 and 585/2003 issued by the Municipal Executive. On December 21, 2004 Shopping Neuquén S.A. was notified the resolution of the High Court of Neuquén declaring the expiration of the administrative procedural action filed by the Shopping Neuquén S.A. against the Municipality of Neuquén. Shopping Neuquén S.A. file an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

Finally, on December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 31:	(Continued)

and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the Municipality of Neuquén and the ordinance issued was promulgated by the Neuquén Municipal Executive on January 12, 2007. The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The Municipality of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the Municipality the final maps of the works.

At the time these final maps are registered with the Municipality, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On March 28, 2007, the Company submitted the new project draft and the extension of the environmental impact survey to the Municipality of Neuquén. On May 10, 2007, the Municipality of Neuquén, before issuing an opinion on the feasibility of the draft project submitted, required certain explanations and made certain comments and recommendations so that the Company responds to such matter within a reasonable time. On July 17, 2007, Shopping Neuquén responded the requirements for information and on September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact research. Consequently, as from such dates the Company has a 150 days term to submit the working drawings.

On December 13, 2006 Shopping Neuquén signed with P.Y.E. Sociedad Anónima a preliminary sales contract for plot E-UNO, which was partialy modified according to a legal instrument of September 20, 2007. The sale was subject to certain conditions that have been complied with. Also, it has a condition establishing that the acquiring company will apply the plot of land exclusively to the construction of a hotel, which does not exclude that as an accessory the Company may construct one or two office buildings. This plot covers 4,332.04 square meters of surface area and the sale price was established in US$ 119. The title deed for transferring the property and the possession will take place within the 60 days subsequent to the date of compliance with the agreed conditions.

NOTE 32:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905/02, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 32:	(Continued)

the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905/02 - Compensation to Financial Entities, as follows:

- National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond - difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0,40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

- National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 began the subscription of Coverage BODEN 2012. As of September 30, 2007 the subscription in BODEN 2012 amounts to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,885,227. On the other hand, liabilities to the Argentine Central Banks recorded as of September 30, 2007 amount to Ps. 183,870, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 2,701,357 and Ps. 3,515,250 as of September 30, 2007 and 2006, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

IRSA Inversiones y Representaciones Sociedad Anónima

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 32:	(Continued)

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing approximately 29% and 39% of Assets as of September 30, 2007 and 2006, respectively). On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

NOTE 33:	INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A. a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A. was duly registered with the General Inspection of Justice.

On such date, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

NOTE 34:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

On October 4, 2006, the Company acquired 26,083,596 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid en three equal and consecutive instalments of US$ 3,000 due on October 4, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly. In October, 2007 the Company paid the first installment.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), by which it was established that the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. The price established in the contract is US$ 1,080, which Patagonian Investment S.A. will pay within 90 days counted as from the date the contract is signed. On January 2, 2007 the payment of US$ 1,080 was postoned to May 2, 2007 with an annual interest rate of 8% payable at maturity of the contract.

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 34:	(Continued)

On May 2, 2007, a new extension was signed up to November 2, 2007, maintaining the same conditions as the previous one.

Subsequent to the above-mentioned transactions, the Company owns 98% of Palermo Invest S.A. and Patagonian Investment S.A. the remaining 2%.

NOTE 35:	ACQUISITON OF PLOTS OF LAND IN BARILOCHE

On December 14, 2006, the Company signed the title deed for transferring the possession due to the acquisition of four plots of land covering 129,533 square meters of surface area, located in Colonia Nahuel Huapí, on the km 23,500 of Bustillo Avenue in San Carlos de Bariloche, Province of Río Negro.

This real estate is located near to the Hotel Llao Llao Resorts, main offices of the Company´s hotel activities.

The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash. The remaining US$ 2,800 was covered by a first degree mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 14, 2007 and the rest on the same day of the next months. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

NOTE 36:	PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006 APSA subscribed a sale contract of shares with Telefónica Argentina S.A. for acquiring 808,354 common shares issued and outstanding of E-Commerce Latina S.A., and 11 common shares issued and outstanding of Comercializadora Los Altos S.A. (formerly Altocity.com S.A.) for Ps. 86. This contract was subject to the approval of the National Commission for the Defense of Competitiveness. By the end of December 2006 APSA was notified the approval of such operation and in January 2007 the price agreed was cancelled and the shareholding duly transferred.

Consequently, APSA owns the totality of the shareholding of E-Commerce Latina S.A., owner of Comercializadora Los Altos S.A. (former Altocity.com S.A.).

In April 2007, APSA signed a share purchase and sale agreement with Shopping Alto Palermo S.A., whereby it sells, assigns and transfers to the latter 161,671 shares of E – Commerce Latina S.A. (10% of the ownership interest) in the amount of Ps. 17.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 37:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC (hereinafter “The Agreement”). Occupation of the area was established for a 10 year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997. Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

- The time-term necessary to fully pay the loan unpaid amount, or

- Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of September 30, 2007 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances for a total amount of Ps. 16,495.

IRSA Inversiones y Representaciones Sociedad Anónima

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 38:	RE-STRUCTURING COMERCIALIZADORA LOS ALTOS S.A. (FORMER ALTOCITY.COM S.A.) ACTIVITIES

The Board of Comercializadora Los Altos S.A. (former Altocity.com S.A.) subsidiary of E-Commerce Latina S.A. (See Note 36) decided to re-structure a large part of the company activities by increasing those activities described in the social purpose. On January 6, 2007 the meeting of shareholders complied with such initiative in order to incorporate additional activities allowing to reach an adequate economic and financial equilibrium.

As from March 2007 the sale of products through the Internet was fully discontinued. The reason for this decision is that appropriate scale economies were not obtained.

Over the last few months of the fiscal year ended June 30, 2007, this company started to operate as lease agent, linking APSA and potential tenants of the available space in certain commercial centers.

NOTE 39:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006 APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years term due on February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.51 every 47 months. To the date of these financial statements, the concession is undergoing month 182, the effective monthly canon being Ps. 10.05 and the next increase estimated for month 186.

The offer of APSA for the purchase of the building was Ps. 32.5 million payable as follows: 30%, that is the amount of Ps. 9.7 million, at the time of awarding the bid and the remaining amount of Ps 22.7 million at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, we were notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 39:	(Continued)

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22.7 million was cancelled. APSA has recorded this transaction as an addition in Fixed Assets.

NOTE 40:	NEW COMMERCIAL DEVELOPMENT

In December 2006 APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise to be developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of last year in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land located in the streets named Posta, Pico and Anas (bought to Philips Argentina S.A.) in the amount of Ps. 59.9 million. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these unaudited financial statements.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred to PAMSA the ownership of a plot of land located in the streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61.5 million. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9.4 million which have been partially integrated as of the date of issuance of these unaudited financial statements.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises initiated by APSA.

NOTE 41:	ALTO PALERMO S.A.- ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps.154 million (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrue interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 41:	(Continued)

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

NOTE 42:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company and its subsidiary APSA have developed during the year ended June 30, 2007, the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by the Company and its subsidiary APSA with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company and its subsidiary APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company and its subsidiary APSA contributions will flow to other independent financial means separated from the previous one.

In the future the participants will have access to 100% of the plan benefits (that is, including the Company and its subsidiary APSA contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 43:	ACQUISITION OF LAND IN VICENTE LOPEZ

On January 16, 2007, Patagonian Investment S.A. and Ritelco S.A. acquired 90% and 10%, respectively, of the total shares of the company named Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. As of September 30, 2007, the Company holds 100% of the ownership interest of Rummaala S.A. as a result of certain transactions performed with Patagonian Investment S.A. and Ritelco S.A. The purchase price was US$ 21,172, payable as follows: (i) US$ 4,252 in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

NOTE 44:	MERGER BETWEEN INVERSORA BOLIVAR S.A. Y BALDOVINOS S.A.

On March 23, 2007, the merger agreement between Inversora Bolívar S.A., merging company and Baldovinos S.A., merged company, was entered into to be effective as from January 1, 2007. Consequently, as from January 1, 2007, rights and obligations were unified and as from March 26, 2007, the accounting records were unified.

The merger was registered with the Public Registry of Commerce under number 16,107 of Book 37, Volume—, of Companies per Shares.

NOTE 45:	CREATION OF CYRSA SOCIEDAD ANONIMA

On April 13, 2007, the Company together with Palermo Invest S.A. created CYRSA Sociedad Anónima, which was duly registered with the General Inspection of Justice on April 24, 2007.

This company was created to have a legal entity that allows to develop a specific project together with one or more investors having the required knowledge and expertise.

At the end of fiscal year ended June 30, 2007, the Company held the direct ownership of 50% of CYRSA Sociedad Anónima’s capital stock and the indirect ownership of the remaining 50% through Palermo Invest S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 45:	(Continued)

On August 14, 2007, Palermo Invest S.A. sold to CYRELA 50% of its share in CYRSA in the amount of Ps. 13, which was paid at the time of the transaction.

In the same act, the Company provided 100% of the shareholding of Rummaala S.A. to CYRSA in the amount of Ps. 21,495 and CYRELA provided Ps. 21,495 (amount equivalent to the value of the shares contributed by the company), and Ps. 38 for the purpose of paying-in 75% of the pending capital stock.

The above-mentioned contributions were capitalized. Consequently, the capital stock of CYRSA is conformed: IRSA 50% and CYRELA 50%.

In August 2007, a preliminary sales contract was entered into by which Rummaala S.A. sold CYRSA the rights on the units that CYRSA has to give to the former shareholders in order to write-off the liabilities in kind for the purchase of Rummaala S.A.

The sale price of US$ 16,920 will be payable as follows: i) US$ 4,230 in six equal and consecutive instalments beginning in October 2007, and ii) the balance of US$ 12,690 in the act of granting the transfer deed and possession of the units. On October 16, 2007 the first instalment was collected.

The Company has subscribed with Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões an agreement by which through CYRSA S.A. -operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

CYRELA (ticker BOVESPA: CYRE3) is a leading open capital company, with which the Company and its shareholders have maintained a very long commercial relationship due to having jointly participated in undertakings such as Brazil Realty S.A. and Brasil Agro, both in Brazil.

The experience and well-known growth of both companies in this new association has positioned the new CYRSA S.A. as a solid and reliable player in the real estate market.

CYRSA will develop real estate undertakings for different kind of people, with high construction quality and a new concept on common installations and facilities allowing clients to enjoy a new life-style, based on security, comfort and service.

NOTA 46:	SALE OF UNITS OF OWNERSHIP OF DOLPHIN FUND PLC

On June 15, 2007, the Company sold 164,846 units of ownership of Dolphin Fund PLC to Inversora Bolívar S.A. in the total amount of Ps. 18,104, the amount of Ps. 8,426 was paid at the time of the transaction and the balance of Ps. 9,678 through the cancellation of the credit line that Inversora Bolívar S.A. had with the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTA 47:	INCORPORATION OF SOLARES DE SANTA MARIA S.A.—SALE OF SANTA MARIA DEL PLATA AND SALE OF SHARE

On May 7, 2007, the Company under the context of a new business project incorporated a company under the name of Solares de Santa María S.A., for the purpose that such company acts as a joint vehicle with investors that are out of the Company operation and interested in an urbanization project.

During the month of May 2007, the Company and Palermo Invest S.A. (PISA) made capital contribution for Ps. 294,500 y Ps. 15,500, respectively, which were fully capitalized.

With the funds obtained, Solares de Santa María S.A. (SOLARES) acquired the real estate known as Ex—Ciudad Deportiva Boca Juniors (Santa María del Plata), located in the City of Buenos Aires, South Coast, facing Avenue España unnumbered, in the amount of US$ 100,000. The project of SOLARES is to develop in such a plot a new real estate undertaking.

During the month of June 2007, the Company and PISA made irrevocable contribution for Ps. 4,578 y Ps. 241, respectively, which were fully capitalized.

As a result of these capitalizations, the Company holds 299,173,356 shares representing 95% of the capital stock, and PISA holds 15,745,966 shares equivalent to the remaining 5% of the shareholding.

On June 26, 2007, the Company and PISA subscribe a parchase-sale contract of shares, by which each company sold 5% of the shareholding to Israel Sutton Dabbah, in commission, equivalent to 31,491,932 shares of SOLARES.

Subsequent to such operation and as of closing of the current period, the Company owns 90% of SOLARES represented by 283,427,390 common nominative non-endorsable shares, and Israel Sutton Dabbah, in commission, the remaining 10%.

NOTE 48:	INCORPORATION OF FINANCEL COMMUNICATIONS S.A.

On August 29, 2007, the Company incorporated a new company under the name of FINANCEL COMMUNICATIONS S.A. (Financel) which capital stock is subscribed 80% by IRSA and 20% by Prisma Investments S.A.

The object of the newly incorporated company is to create innovative solutions for collections and payments through the use of cell phones.

Financel, together with CTI Móvil and Tarjeta Shopping have created “COMPRA MOVIL”, the first cell phone purchase system in Argentina, by which CTI clients through their cells, in a very quick and secure manner, are able to extend their options and make payments in the purchase process.

To the date of these unaudited financial statements, Financel has not yet started the operation referred to above.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 49:	EXERCISE OF OPTION

During August 2007, APSA exercised an option for acquiring 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defence of Competitiveness, among other, which to the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with in due time and form, APSA will make a total investment of US$ 24.4 million, which is estimated will not occur before 2008.

This option has been accounted for in Non-Current Investments.

NOTE 50:	SUBSEQUENT EVENTS

Barter transaction agreement

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is US$ 1,115.3.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. will pay to the Company US$ 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot G in the amount of US$ 1,100; (ii) established a security insurance of which the Company will be assigner of the insured amount of US$ 1,600, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 800.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 50:	(Continued)

Finally, the Company granted to Condominios an option to acquire an exchange on Plot 2h, close to the transferred plot.

Meeting of Shareholders held on October 25, 2007

On October 25, 2007 the Annual Meeting of Shareholders by majority resolved the following items:

•	Approval of the financial statements of the year ended June 30, 2007.

•	Appropriation of a cash dividend of Ps. 55,721.4 prior to deducting 5% from the results for legal reserve and the remnant to be allocated to the “Reserve for New Projects” account.

•	Fees payable to the Board of Directors for Ps. 8,200 for the year ended June 30, 2007.

•	The reform of sections 12 (adjust the regulation referred to guarantee to Directors) and 15 (make possible that the Board of Directors meeting be held at a distance).

Note 51:	Principal differences between Argentine GAAP and US GAAP for transactions occurred in the three-month period ended September 30, 2007

Pro-rata consolidation of CYRSA

As discussed in footnote (2) of Note 1. under Argentine GAAP the Company consolidates the accounts of CYRSA on a pro-rata basis. Under US GAAP proportionate consolidation is not appropriate since the Company does not exercise control over this joint venture. As such, the interest in the joint venture will be accounted for under the equity method of accounting under US.GAAP. The classification differences are not material for the three-month period ended September 30, 2007.

IRSA Inversiones y Representaciones

Sociedad Anónima

Unaudited Financial Statements

For the three-month periods

beginning on July 1, 2007 and 2006 and

ended September 30, 2007 and 2006

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements as of September 30, 2007

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 65 beginning July 1º, 2007

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	March 2, 2006

Registration number with the
Superintendence of Corporations:	3,315

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)
		In thousand of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share,1 vote each	551,779,869	551,780	551,780

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2007 and June 30, 2007

In thousand of pesos (Note 1)

	September 30, 2007	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	97,018	165,650
Investments (Exhibits C, D and G)	8,625	25,708
Mortgage and leases receivables, net (Note 3 and Exhibit G)	15,350	13,840
Other receivables and prepaid expenses (Note 4 and Exhibit G)	116,832	102,299
Inventories (Note 5)	55,366	20,470

Total Current Assets	293,191	327,967

NON-CURRENT ASSETS

Mortgage and leases receivables, net (Note 3 and Exhibit G)	258	1,328
Other receivables and prepaid expenses (Note 4 and Exhibit G)	106,049	104,032
Inventories (Note 5)	59,204	93,038
Investments (Exhibits C, D and G)	1,342,267	1,407,678
Fixed assets (Exhibit A)	719,672	548,192

Total Non-Current Assets	2,227,450	2,154,268

Total Assets	2,520,641	2,482,235

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	7,703	7,495
Mortgages payable (Note 6 and Exhibit G)	11,044	14,755
Customer advances (Exhibit G)	21,083	21,755
Short term debt (Note 7 and Exhibit G)	157,780	116,692
Salaries and social security payable	1,567	3,195
Taxes payable (Exhibit G)	15,943	16,940
Other liabilities (Note 8 and Exhibit G)	13,182	9,753

Total Current Liabilities	228,302	190,585

NON-CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	14	115
Customer advances	2,388	—
Long term debt (Note 7 and Exhibit G)	484,039	626.960
Taxes payable	3,980	580
Other liabilities (Note 8 and Exhibit G)	17,923	17,281

Total Non-Current Liabilities	508,344	644,936

Total Liabilities	736,646	835,521

SHAREHOLDERS´ EQUITY (according to the corresponding statement)	1,783,995	1,646,714

Total Liabilities and Shareholders´ Equity	2,520,641	2,482,235

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousand of pesos (Note 1)

	September 30, 2007	September 30, 2006
Revenues	19,543	37,750
Costs (Exhibit F)	(6,456)	(30,612)

Gross profit	13,087	7,138

Gain from recognition of inventories at net realizable value (Note 1.5.h.)	1,724	2,174
Selling expenses (Exhibit H)	(1,057)	(1,091)
Administrative expenses (Exhibit H)	(8,907)	(5,901)

Subtotal	(8,240)	(4,818)

Operating income	4,847	2,320

Financial results generated by assets:
Interest income	6,244	3,104
Exchange gain	5,096	959
(Loss) Gain on financial operations	(368)	1,859
Interest on discount by assets	175	(18)

Subtotal	11,147	5,904

Financial results generated by liabilities:
Exchange loss	(13,130)	(1,658)
Interest on discount by liabilities	(85)	(1)
Financial expenses (Exhibit H)	(14,512)	(7,845)

Subtotal	(27,727)	(9,504)

Total financial results, net	(16,580)	(3,600)
(Loss) Gain on equity investees (Note 10.c.)	(19,878)	20,904
Other income and expenses, net (Note 9)	(2,492)	(2,945)

Net (loss) income before tax	(34,103)	16,679
Income tax and MPIT (Note 1.5. m, n and 14)	4,080	(1,060)

Net (loss) income for the period	(30,023)	15,619

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	Reserve for new projects	(Accumulated deficit) retained earnings	Total as of September 30, 2007	Total as of September 30, 2006
Balances as of beginning of year	464,969	274,387	684,241	1,423,597	24,276	91,744	107,097	1,646,714	1,485,766
Capital increase	86,811	—	80,493	167,304	—	—	—	167,304	4,017
Net (loss) income for the period	—	—	—	—	—	—	(30,023)	(30,023)	15,619

Balances as of September 30, 2007	551,780	274,387	764,734	1,590,901	24,276	91,744	77,074	1,783,995	—

Balances as of September 30, 2006	437,554	274,387	661,822	1,373,763	19,447	—	112,192	—	1,505,402

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousand of pesos (Note 1)

	September 30, 2007	September 30, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	172,205	36,572
Cash and cash equivalents as of the end of period	100,005	40,408

Net (Decrease) Increase in cash and cash equivalents	(72,200)	3,836

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the period	(30,023)	15,619
Plus income tax accrued for the period	(4,080)	1,060
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain (loss) from related companies	19,878	(20,904)
• Gain from valuation of inventories at net realizable value	(1,724)	(2,174)
• Allowances and reserves	1,541	1,370
• Amortization and depreciation	5,939	1,563
• Sundry provisions	2,038	1,504
• Financial results	9,961	(2,781)
Changes in operating assets and operating liabilities:
• Decrease in current investments	16,095	5,514
• Increase in receivables from mortgage and leases	(222)	(74)
• Decrease in other receivables	617	1,711
• Decrease in inventory	662	27,507
• Decrease in taxes payable, social security payable and customer advances	(2,360)	(8,753)
• Increase (Decrease) in trade accounts payable	107	(1,893)
• (Decrease) Increase in accrued interest	(9,799)	2,125
• Increase in other liabilities	1,146	898

Net cash provided by (used in) operating activities	9,776	22,292

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase interest in subsidiary companies	(10)	(249)
• Purchase of shares Canteras Natal Crespo S.A.	—	(26)
• Purchase of shares of Alto Palermo S.A.	—	(378)
• Incorporation of Patagonian Investments S.A.	—	(3)
• Loans granted	(3,640)	—
• Loans granted to related parties	(11,470)	(141)
• Purchase and improvements of fixed assets	(177,100)	(476)

Net cash (used in) provided by investing activities	(192,220)	(1,273)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts in banks	13,395	—
• Settlement of debt	(9,510)	(10,985)
• Cancellation of Ritelco S.A. joint	—	(4,791)
• Settlement in mortgages payable	(4,288)	(4,192)
• Issuance of common stock	110,647	2,785

Net cash provided by (used in) financing activities	110,244	(17,183)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(72,200)	3,836

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousand of pesos (Note 1)

	September 30, 2007	September 30, 2006
Supplemental cash flow information
• Interest paid	23,313	3,501

Non-cash activities:
• Conversion of IRSA negotiable obligations into common shares	56,657	1,232
• Decrease in long-term investments through an decrease in short and long – term debt	52,098	—
• Increase in long-term investments through a decrease in other receivables	4,588	—
• Increase in non-current investment through a increase in other liabilities	240	11

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousand of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of unaudited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD N° 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of September 30, 2007 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 169.5 million, which should be recorded in the income statement accounts of previous years for Ps. 188.4 million (loss) and in the income statement accounts of the period for Ps. 18.9 million (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.1. (Continued)

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	9.9	9.8	9.8	140.0	169.5

1.2. Use of estimates

The preparation of financial statements requires Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3. Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balances items at June 30, 2007 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Certain amounts in the unaudited financial statements as of September 30, 2006 were reclassified for disclosure on comparative bases with those for the three-month period ended September 30, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year.

Sundry receivables and payables (value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and asset tax have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

f.	(Continued)

Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are value at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acqisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. As of June 30, 2006u the Company maintained allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2007 there were no items charged to assets.

During the three-month period ended September 30, 2007 interests for amount of Ps. 65 were capitalized in DIQUE IV.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the unaudited Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

h.	(Continued)

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

The Company has credits in kinds related to rights on the construction of certain units.

The units relating to the buildings called “Terreno Caballito” and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

•	Investments in subsidiaries and related companies:

Current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at September 30, 2007 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The unaudited Financial Statements of Banco Hipotecatrio S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the BCRA standards. For the purpose of valuation of the investment in the Company adjustments necessary to adequate the unaudited financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A. and the related company, Banco Hipotecario S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

i.	(Continued)

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

Corporations purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, including intangible assets like leasing contracts acquired in higher or lesser conditions to market conditions, costs included in entering into current lease contracts (the last being the market cost that the Company avoids paying for acquiring leasing contracts in operation) and intangible value of relations with customers. The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or in the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

Under the terms of Technical Resolution No. 21, taking into account that the market value of the tangible and intangible assets and liabilities identified exceed the price paid, the intangible assets acquired were not recognized as the would give rise to an increase of the negative goodwill at the time of purchase.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

i.	(Continued)

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes accrued interest costs associated with long-term construction projects. However, during the period ended September 30, 2007 and in fiscal year ended June 30, 2007 no interest costs were capitalized, as the Company considered that there are no works in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

j.	(Continued)

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At September 30, 2007, the Company has estimated the asset tax, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

o.	(Continued)

For impairment of assets: the Company regularly asses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, the Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended September 30, 2007 and during the fiscal year ended June 30, 2007 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

p.	(Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Amounts included in unaudited Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 214 and Ps. 92 for the periods ended September 30, 2007 and 2006, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 15 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination;

and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2007	June 30, 2007
Banks in foreign currency (Exhibit G)	96,235	57,425
Banks in local currency	363	108,082
Checks to be deposited	346	79
Cash in foreign currency (Exhibit G)	41	23
Cash in local currency	33	41

	97,018	165,650

NOTE 3:	MORTGAGE AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-current
Mortgage and leases receivables	8,023	258	7,792	399
Related companies (Note 10.a.)	6,517	—	5,324	929
Debtors under legal proceedings and past due debts	1,193	—	1,055	—
Less:
Allowance for doubtful accounts (Exhibit E)	(383)	—	(331)	—

	15,350	258	13,840	1,328

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-current
Related parties (Note 10.a.)	80,329	65,485	74,591	64,755
Value added tax	14,115	1,185	8,212	9,975
Asset tax credits (Note 1.5.n.)	11,664	22,698	11,664	17,241
Loans granted (1)	8,061	—	4,290	—
Prepaid expenses	1,007	—	1,232	—
Guarantee of defaulted credits (2)	682	3,460	785	3,096
Deferred income tax (Note 14)	—	13,031	—	8,951
Trust accounts receivable	—	361	—	361
Present value	—	(290)	—	(465)
Expenses to be re-bill for expenses	—	—	446	—
Other	974	119	1,079	118

	116,832	106,049	102,299	104,032

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 4:	(Continued)

(1)	The amount represents: i) a loan granted by the Company for Ps. 3,995 due on December 4, 2007 to the shareholders of Baicom Networks S.A. (“Baicom”) plus interest accrued for such loan. As guarantee for this loan, the 50% the shareholders of Baicom established in favor of the Company a first degree pledge on common, registered, non-endorsable shares of Baicom, nominal value one peso each, one voting right per share. At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represents 50% of the shareholding of Baicom; and ii) the Business Development S.A. shareholders received from the Company two Ps.1,820 loans, one maturing on December 23, 2007 and the other one having an undetermined maturity. The latter loan is subject to certain facts, for instance, it has to be fully deposited in Banco de la Ciudad de Buenos Aires as guarantee for an offer of Business Development S.A. to acquire a building located in Puerto Nuevo of the City of Buenos Aires. As collateral for both loans, the Business Development S.A. shareholders charged a first degree pledge in favor of the Company on all the common, registered, non-endorsable, par value one peso each, one vote per share of the Business Development S.A. shareholding. A purchase option was signed on the same date for 50% of the Business shares.

(2)	See Note 15 to the unaudited financial statements and Note 16 to the unaudited consolidated financial statements.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-current
Credit from Barter transaction of “Dique III 1e) (1) (2)	41,808	—	—	41,808
Credit from Barter transaction of “Dique III 1c) (1)	6,891	34,791	13,068	26,800
San Martin de Tours	3,211	—	3,929	—
Dock 13	1,595	—	1,595	—
Abril	690	1,750	712	1,767
Edificios Cruceros	487	—	487	—
Torres Jardín	466	—	472	—
Other inventories	90	—	207	—
Minetti D	72	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Credit from Barter of Caballito (1)	—	22,663	—	22,663

	55,366	59,204	20,470	93,038

(1)	Secured by first degree mortgage in favor of the Company.
(2)	See Note 18 to the unaudited financial statements.

NOTE 6:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-current
Mortgage payable—Bouchard 710 (Note 12) (1)	11,044	—	14,755	—

	11,044	—	14,755	—

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 442. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of September 30, 2007 the Company has cancelled 26 principal installments for an amount of US$ 10,119, being the balance of principal US$ 3,506.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Negotiable Obligations – 2009 principal amount (2)	62,557	—	23,123	44,082
Negotiable Obligations – 2009 accrued interest (2)	14,140	—	662	13,109
Bank loans (1)	38,491	—	14,229	27,125
Bank loans – Accrued interest (1)	8,679	—	407	8,039
Debt related to purchase of subsidiaries (5)	11,907	18,900	11,685	70,655
Negotiable Obligations – 2017 (4)	5,819	465,139	7,539	463,950
Convertible Negotiable Obligations – 2007 (3)	2,792	—	59,047	—
Other financial loans (6)	13,395	—	—	—

	157,780	484,039	116,692	626,960

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on November 20, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled eleven installments amounting to US$ 6.9 million. Therefore, at September 30, 2007 the balance of principal amounts to US$ 12.2 million which matches the US$ 14.9 million discounted considering a market rate equivalent to 8% per year (See Note 25 to the unaudited financial statements).

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.a. for US$ 37.4 million, which mature on November 20, 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company has settled eleven installments amounting to US$ 13.0 million. Consequently, at September 30, 2007 the Company recorded a total balance of US$ 19.9 million, which corresponds to US$ 24.3 million discounted at a market rate equivalent to 8% per year (See Note 25 to the unaudited financial statements).

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(3)	According to Note 13, these relate to Convertible Negotiable Obligations (CNO) issued for a total amount of US$ 100 million, which at period end amounted to US$ 0.86 million, net of issue expenses. Part of Convertible Negotiable Obligations are held by shareholders and related parties. (See Note 10).
(4)	Corresponds to the Negotiable Obligations described in Note 23, in the amount of US$ 150 million that become due on February 2, 2017, accruing interest on a six-month basis at a fixed rate of 8.5% annual, net of issuance expenses in the amount of $8.5 million.

The terms and conditions of the loan require the Company to maintain certain ratios and financial conditions, as well as certain indebtedness ratios and levels.

(5)	See Note 35 and 43 to the unaudited consolidated financial statements.
(6)	Correspond to overdrafts in Macro Bank and Standard Bank.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2007		June 30, 2007
	Current	Non-Current	Current	Non-current
Directors’ fees provision (Note 10.a.)	4,798	—	3,339	—
Guarantee deposits	3,085	2,104	2,255	2,014
Condominium expenses	2,620	—	1,954	—
Related parties (Note 10.a.)	1,745	15,770	1,485	15,303
Administration and reserve funds	448	—	448	—
Provision for lawsuits (Exhibit E)	61	—	6	—
Directors’ fees advances (Note 10.a.)	(499)	—	(420)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Present value	—	(51)	—	(136)
Other	924	92	686	92

	13,182	17,923	9,753	17,281

NOTE 9:	OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2007	September 30, 2006
Other income:
Other	149	290

	149	290

Other expenses:
Tax on personal assets	(1,433)	(1,357)
Unrecoverable VAT	(733)	(754)
Donations	(301)	(1,073)
Lawsuits	(65)	(3)
Other	(109)	(48)

	(2,641)	(3,235)

Total other income and expenses, net	(2,492)	(2,945)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of September 30, 2007 and June 30, 2007, with subsidiaries, shareholders, affiliated and related companies are as follows:

	September 30, 2007	June 30, 2007
Alto Palermo S.A. (APSA) (1)
Current mortgage and leases receivables	1,276	1,283
Other current receivables	50	41
Current investments	2,000	4,357
Non-current investments	99,976	98,166
Current accounts payable	1,637	2,846
Other current liabilities	20	26

Altocity.Com S.A. (3)
Current mortgage and leases receivables	64	66
Current accounts payable	5	5

Banco Hipotecario S.A. (3)
Current mortgage and leases receivables	11	—
Other current receivables	—	11
Current investments	—	411

Banco de Crédito y Securitización S.A. (3)
Current mortgage and leases receivables	62	56

Consultores Assets Management S.A. (4)
Current mortgage and leases receivables	208	193
Other current receivables	—	44

Consorcio Libertador (4)
Current mortgage and leases receivables	102	82
Other current receivables	—	12
Current accounts payable	10	50

Cresud S.A.C.I.F. y A (2)
Current mortgage and leases receivables	248	389
Other current receivables	16	12
Current accounts payable	133	232
Non-Current accounts payable	14	41
Short term debt -Convertible Negotiable Obligations	—	37,241

Canteras Natal Crespo S.A. (1)
Current mortgage and leases receivables	13	40
Other current receivables	676	549
Current accounts payable	—	1

ECIPSA Holding S.A. (4)
Current mortgage and leases receivables	8	3
Current accounts payable	36	—

Fibesa S.A. (1)
Other current receivables	4	4
Current accounts payable	—	1

Fundación IRSA (4)
Current mortgage and leases receivables	14	14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

a) (Continued)

	September 30, 2007	June 30, 2007
Hoteles Argentinos S.A. (1)
Current mortgage and leases receivables	2,844	1,817
Non-current mortgage and leases receivables	—	929
Other current liabilities	632	620

Inversora Bolívar S.A. (1)
Current mortgage and leases receivables	1,363	987
Other current receivables	18,044	20,777
Other non-current receivables	61,206	61,206
Current accounts payable	437	446

Llao Llao Resorts S.A. (1)
Current mortgage and leases receivables	148	261
Other current receivables	21,074	17,460
Other non-current receivables	4,240	3,486
Other non-current liabilities	5	—
Current accounts payable	6	—

Nuevas Fronteras S.A. (1)
Current accounts payable	10	6
Other current receivables	1	—

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	115	112
Managers, Directors and other Staff of the Company – Non-current	39	63
Current accounts payable	32	28

Ritelco S.A. (1)
Other current receivables	1,895	1,827
Other current liabilities	816	801
Other non-current liabilities	15,765	15,303
Short term debt	1,833	1,801

Tarshop S.A. (1)
Current mortgage and leases receivables	74	—
Other current receivables	1	—

Estudio Zang, Bergel & Viñes (4)
Other current receivables	19	13
Current accounts payable	8	95

Directors (4)
Other current receivables	43	40
Other current liabilities	4,299	2,919
Other non-current liabilities	8	8

Patagonian Investment S.A.(1)
Current mortgage and leases receivables	—	68
Other current receivables	3,427	3,473

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

a) (Continued)

	September 30, 2007	June 30, 2007
Emprendimiento Recoleta S.A. (1)
Current accounts payable	1	1

Shopping Alto Palermo S.A. (1)
Current accounts payable	6	2

Rummaala S.A. (1)
Current mortgage and leases receivables	25	15
Other current receivables	1,283	2,544

Museo de los niños (4)
Current mortgage and leases receivables	21	21

CYRSA S.A. (1)
Current mortgage and leases receivables	34	29
Other current receivables	1,285	836
Current accounts payable	337	—
Other current liabilities	38	38

Sutton (4)
Other current receivables	27,410	13,329

Palermo Invest S.A. (1)
Other current receivables	4,908	13,507

Agro Uranga S.A. (6)
Current accounts payable	1	—

Financel Communications S.A.(1)
Other current liabilities	239	—

Solares de Santa María (1)
Current mortgage and leases receivables	2	—
Other current receivables	78	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Merger with Inversora Bolivar with effect after January 1, 2007 (See Note 45 to the unaudited consolidated financial statements)
(6)	Subsidiary of Cresud S.A.C.I.F. y A., Company´s shareholder

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

b. Results on subsidiary, shareholder, affiliated and related companies during the three month periods ended September 30, 2007 and 2006 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related companies
Abril S.A. (5)	2007	—	—	—	—	—	—	—	—	—
	2006	4	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	2007	—	—	—	(118)	—	2,511	—	—	—
	2006	—	—	—	—	—	2,474	—	—	—
Banco Hipotecario S.A. (3)	2007	—	—	12	—	—	—	—	—	—
	2006	—	—	8	—	—	—	—	—	—
Canteras Natal Crespo S.A. (1)	2007	24	—	—	—	—	16	—	—	—
	2006	24	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (2)	2007	—	—	—	(63)	—	—	—	—	387
	2006	—	—	—	—	—	—	—	—	(240)
Dolphin Fund PLC (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	1,069	—	—	—	—	—	—
Fundación IRSA (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	(42)	—
Hoteles Argentinos S.A. (1)	2007	—	—	—	—	—	54	—	—	—
	2006	—	—	—	—	—	27	—	—	—
Inversora Bolívar S.A. (1)	2007	285	—	—	—	(81)	2,263	—	—	—
	2006	172	—	—	(88)	(55)	—	—	—	—
Llao Llao Resorts S.A. (1)	2007	—	33	—	—	—	623	—	—	—
	2006	—	16	—	—	—	—	—	—	—
Rummaala S.A. (1)	2007	—	—	—	—	—	81	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Ritelco S.A. (1)	2007	—	—	—	—	—	33	—	—	(203)
	2006	—	—	—	—	—	—	—	—	(221)
Patagonian Investment S.A. (1)	2007	—	—	—	—	—	69	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Tarshop S.A. (1)	2007	10	347	—	—	—	—	—	—	—
	2006	—	75	—	—	—	—	—	—	—
Préstamos al personal (4)	2007	—	—	—	—	(8)	3	—	—	—
	2006	—	—	—	—	—	2	—	—	—
Estudio Zang, Bergel & Viñes (4)	2007	—	—	—	—	—	—	(289)	—	—
	2006	—	—	—	—	—	—	(146)	—	—
Directors (4)	2007	—	—	—	—	—	—	(2,038)	—	—
	2006	—	—	—	—	—	—	(1,504)	—	—
CYRSA (1)	2007	—	64	—	—	—	6	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Palermo Invest (1)	2007	—	—	—	—	—	171	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Sutton (2)	2007	—	—	—	—	—	34	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (4)	2007	32	2	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—

Total 2007		351	446	12	(181)	(89)	5,864	(2,327)	—	184

Total 2006		200	91	1,077	(88)	(55)	2,503	(1,650)	(42)	(461)

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Formerly subsidiary of the Company

Other	related party transactions. See Notes 18, 47 and 48 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

c. The composition of equity (loss) gain from related companies is as follows:

	Loss	Gain
	September 30, 2007	September 30, 2006
(Loss) Gain on equity investments	(19,691)	20,083
Amortization of goodwill and lower/higher values	(187)	821

	(19,878)	20,904

NOTE 11:	COMMON STOCK

a.	Common stock

As of September 30, 2007, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5.180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	Pending
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	Pending
	551,780

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

b.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12:	RESTRICTED ASSETS

a.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2. (See Note 23).

b.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 17,250, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008. (See Note 6)

NOTE 13:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“CNO”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi- annually in arrears.

b)	Approving a subscription option for the CNO holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of CNO face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13:	(Continued)

c)	(Continued)

12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 7 to the unaudited financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13:	(Continued)

d)	(Continued)

As of September 30, 2007, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 99.1 million, giving rise to the issuance of 181,907,336 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of September 30, 2007, 86,040,958 options to subscribe Company shares amounting to US$ 103.3 million had been exercised, which gave rise to the issuance of 157,873,260 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations as of September 30, 2007 is US$ 16,235.

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Cash	583	(250)	333
Investments (1)	(20,188)	890	(19,298)
Mortgages and leases receivables, net	(229)	18	(211)
Other receivables	58,439	(116)	58,323
Inventories	(24,730)	(139)	(24,869)
Fixed assets	(2,901)	(238)	(3,139)
Short and long term debt	(2,971)	88	(2,883)
Other liabilities	946	(85)	861
Allowances and reserves	2	19	21
Social security payable	—	10	10
Income tax loss carry foward	—	3,883	3,883

Total non-current	8,951	4,080	13,031

Total net deferred assets	8,951	4,080	13,031

(1)	Includes Ps. (17,198) for deferred liabilities generated by higher values arising from the acquisition of 33.33% of the Palermo Invest S.A. shareholding. (See Note 35 to the Unaudited Consolidated Financial Statements).

Net assets at the end of the period derived from the information included in the above table amount to Ps. 13,031.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods September 30, 2007 and 2006, respectively:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 14:	(Continued)

Items	September 30, 2007	September 30, 2006
Net (loss) income for the period (before income tax)	(34,103)	16,679
Current income tax rate	35%	35%
Net income for the period at the tax rate	(11,936)	5,838
Permanent differences at the tax rate:
—Restatement into constant currency	319	491
—Donations	105	376
—Equity gain (loss) from related companies	6,892	(6,963)
—Holding result on Participation Certificates (Trust)	(26)	(180)
—Amortization intangible assets	65	—
—Tax on personal assets	—	475
—Sundry permanent differences	—	(5)
—Expired income tax loss carry forwards	—	192
—Allowance/reversals on deferred assets	—	(224)
—Others	501	—

—Income tax charge for the period	(4,080)	—

—Asset tax	—	1,060

Total income tax and asset tax charged for the period	(4,080)	1,060

NOTE 15:	ADCQUISITION OF THE DOCK DEL PLATA BUILDING

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million.

This contract was rescinded on November 15, 2006 and the Company received from CSI the amount of US$ 4.0 million, which had been previously transferred as guarantee for such transaction. The Company recorded this amount to the partial payment of the purchase price that, added to the transference of US$ 4.8 million, completed the total price of US$ 8.8 million paid for the purchase of the office building covering 8,900 square meters of surface area called “Dock del Plata” in Puerto Madero, City of Buenos Aires. The title deed was signed on the same day.

Through the payment of these amounts the mortgage on these units became extinguished and the Company acquired them free of mortgage.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 16:	SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

As of September 30, 2006 the Company had acquired to Ecipsa Holding S.A. (ECIPSA), 43.43% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$1,549.

On December 7, 2006 the Company acquired from minority shareholders the additional 11.59% of the shares and votes in the total agreed price of US$ 598, increasing the Company shareholding in Canteras Natal Crespo S.A. to 55.02%

Together with the above action mentioned, a commitment to purchase shares subject to condition was established with a minority shareholder. By means of such commitment, subject to compliance with one condition precedent, the seller was obligated to sell to the Company and the Company was obligated to purchase an additional 0.91% for US$ 47, which raised the shareholding to 55.93%. Having the condition precedent been complied with, the share purchase agreement was signed on January 4, 2007.

On April 27, 2007, the Company sold 5.93% of the shares to ECIPSA in a total amount of US$ 312, decreasing the Company shareholding in Canteras Natal Crespo S.A. to 50%.

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 17:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) at the price of US$ 4.57 per share (market value) being the amount of the transaction US$ 10,540 (equivalent to Ps. 30,281).

The change of the nominal value of the Banco Hipotecario S.A. share from Ps.10 to Ps. 1 became effective on February 15, 2007.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) being the amount of the transaction Ps. 81,607.

Inversora Bolivar S.A. should cancel the transaction in four-year term with an interest rate of 11% annual.

As of September 30, 2007 the holding in Banco Hipotecario S.A. amounts to 75,000,000 shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 18:	DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA had an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA would agree to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period end as of December 31, 2004.

On November 25, 2004 the deed of conveyance of title of the plot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter plot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on plot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e).

On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1 c).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 18:	(Continued)

After several postponements, on January 2006, DYPSA paid in advance to the Company the amount of US$ 1,000, remaining the price balance of US$ 5,350 to be paid in the new deed date and final transfer.

On July 17, 2006 the balance of price was received and the transfer deed was signed together with the taking possession of plot 1d) with Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A.

Subsequent to the closing of the current financial statements, that is on November 2, 2007, both the Company and Dypsa have jointly decided to replace the non-monetary valuable consideration referred to above of the 1-e plot with the payment of US$ 18,250 payable as follows: U$S 4,562 together with the signing of the agreement, US$ 438 fifteen days after and on February, 2008 “Dypsa” shall pay to “IRSA” US$ 12,000. Simultaneously, on such date and during the same act, IRSA will provide the pertinent deed so as to definitively “legalize” the agreement, and will consider cancelled the first degree mortgage that guaranteed the obligations therein agreed, with the exemption of the obligation related to the charges stipulated with “CAPMSA”. Also, the right to revoke the ownership will be extinguished on such act and date, and the remnant of US$ 1,250 will be paid on March 2, 2008.

The result of having cancelled the exchange will be a gain of US$ 4,720

Included in the same agreement, the parties decided to postpone the date of handing over the units engaged in the exchange of the 1-c parcel and the furnishing of the respective transfer deed or deeds, as the case may be, for March 1, 2008.

NOTE 19:	TERRENO CABALLITO – BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 20:	INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

The Company directly owns 70% of the Capital Stock of Patagonian Investment S.A. (See Note 33 to the Unaudited Consolidated Financial Statements).

NOTE 21:	PURCHASE OPTION OF EDIFICIO REPUBLICA

On December 22, 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, a purchase and irrevocable sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires (including the transfer of all the pertinent rental agreements effective at the date the option was signed), known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. The exercise of this option is subject to certain precedent conditions which occurrence will conduce to the final ownership of the trustee in respect to the building.

The option has to be exercised within 60 days from compliance with the referred condition precedent. The title deed for transferring ownership has to be signed within 90 days subsequent to exercising the option, at the same time, 50% of the purchase price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed interest rate of 8% payable biannually. The balance has been secured by a mortgage set up on the same building. On the other hand, and as indicated, the option includes a trustee’s sales option subject to the same terms and conditions described above.

NOTE 22:	ACQUISITION OFFER OF THE BOUCHARD BUILDING

On December 28, 2006 the Company submitted in commission an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of his presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer. On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid. After the title deed was granted, an inquiry was submitted to the National Commission for the Defense of Competitiveness (CNDC) with regard to the need for reporting such transaction as economic concentration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 22:	(Continued)

The CNDC resolution issued in connection with the referred inquiry was appealed at courts by Irsa Inversiones y Representaciones Sociedad Anónima and at present the related decision is pending.

NOTE 23:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007 IRSA Inversiones y Representaciones S.A. issued Negotiable Obligations for US$ 150 million to become due in February 2017. Such obligations accrue an annual fixed interest rate of 8.5%, payable semiannually on February 2 and August 2 as from August 2, 2007. The capital will be fully paid at maturity. Citigroup and Credit Suisse Securities acted as principal placement agents of the transaction.

The issue referred to above is Class No. 1 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200,000,000 (the “Program”), authorized by the National Securities Commission by means of Resolutions 15,529 of December 7, 2006 and 15,537 of December 21, 2006.

The issuance of these Negotiable Obligations was approved by the Shareholders´ Meeting held on October 31, 2006 and by the Board´s Minutes of Meeting of November 22, 2006.

NOTE 24:	ACQUISITION OF 50% THE FORMER BANKBOSTON BUILDING

On August 27, 2007, the Company signed the transfer deed for the 50% of the building known as “BankBoston” located at Carlos María Della Paolera N° 265, City of Buenos Aires. This building, one of the most modern and well known office buildings in Buenos Aires, was designed by the world-wide renowned architect César Pelli and covers 31,670 square meters of surface area.

The Company paid for the acquisition of the 50% of this building the amount of U$S 54,000.

NOTE 25:	SUBSEQUENT EVENTS

Ordinary and Extraordinary Meeting of Shareholders held on October 10, 2007

The Company´s Ordinary and Extraordinary Meeting of Shareholders held on October 10, 2007 unanimously approved the following items:

•	The annual report and financial statements as of June 30, 2007.

•	The conduct of business by the Board of Directors and Supervisory Committee.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 25:	(Continued)

•	The 5% deduction of the results of the year ended June 30, 2007 amounting to Ps. 107,097 to legal reserve and the allocation of the balance to the “Reserve for New Projects” account.

•	Fees to the Board of Directors in the amount of Ps. 8,153 for the year ended June 30, 2007.

•

A capital stock increase of up to Ps. 280,000,000, that is, from Ps. 551,779,869 to a maximum of Ps. 831,779,869, in conformity with the Board of Directors’ proposal, would represent an increase of 50.74%, approximately. This figure may vary according to the future conversion of the negotiable obligations and the exercise of warrants for subscription of shares outstanding issued in 2002.

•

That such issuance be offered in subscription to the Shareholders in line with their right of first refusal or preferential and right to exercise purchase option. In case of a remnant, the Board is entitled to decide the allocation of such amount, that is, to cancel it or to place it either totally or partially with the investors. In this last assumption, the issuance conditions cannot be more favorable to such subscribers than the subscription terms offered to the shareholders.

•

That the determination of the subscription price of the first refusal and the definitive price of subscription (face value plus premium) of the new shares be delegated to the Board of Directors, taking into account a range of prices that will be fixed between the minimum and the maximum price of the Company´s listing of shares during a period from 5 to 180 day prior to the reference and definitive pricing.

•

That both the reference subscription price and the definitive subscription price be reported as established in the Listing Rules of the Buenos Aires Stock Exchange. The Board of Directors will fix the definitive subscription price during the preference subscription period. To such extent, the definitive subscription price will be valid and applicable as regards all the new shares subscribed on exercising the right of first refusal and right to exercise purchase option regardless the reference subscription price.

•

That due to the potential damage that could be inflicted on the holders of the warrants issued in 2002 as they cannot entirely exercise the preferential subscription rights on the new shares, the extension of the term for exercising the warrants allowing, consequently, their exercising as from the next October 16 to the day of maturity on November 14, 2007, and with the purpose of participating in the current capital stock increase through the exercise of preferential subscription, the holders of warrants should exercise same until the 7th stock-market day prior to the beginning of the preferential subscription period.

•

The possibility to establish an incentives system for encouraging the subscription, which consists in the subscriber receiving per share subscribed a warrant with no additional charge that will give him the future right to subscribe a fraction of 0.3334 shares, that is, to acquire a new share, three warrants should be exercised.

•	That the newly issued shares for exercising the warrants have the same rights than the shares outstanding at the time of exercising such warrants.

•	As regards dividends, the right will be only on the dividends approved subsequent to exercising the warrant.

•	The capital stock increase that would be necessary due to exercising the warrants, delegating in the Board of Directors their effective registration.

•

That the determination of the remaining terms and conditions of offering of the warrants including, without limitation, the manner, time of issuance and price of exercise, different version of prospectus, executive notices and any other documentation deemed necessary for implementing the resolution of the Meeting of Shareholders, be delegated on the Board of Directors.

•	That such price consists of the definitive subscription price of the new shares added a premium equivalent to no more than 100% of such definitive subscription price.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 25:	(Continued)

•

The reduction to 10 calendar days of the term for exercising the right of first refusal or preferential and the right to exercise purchase option in conformity with section 194 of the Corporation law 19,550 and modifications.

•	The reform of the by-laws, sections 9° and 13° and the extension of section 16° in conformity with the above-mentioned projects.

Re-purchase of the Negotiable Obligations amounting to US$ 37.4 million and cancellation of the US$ 51 million unsecured loan

On October 29, 2007, the Company re-purchased the Negotiable Obligations with a mortgage guarantee of US$ 37.4 million to become due on November 20, 2009 paying US$ 24,297 for capital stock and US$ 349 for interest.

On the same date, the Company fully cancelled the unsecured US$ 51 million loan to become due on November 20, 2009 paying US$ 14,950 for capital stock and US$ 215 for interest.

In both cases, the repaid capital is 100% of the remnant amount added the interest accrued to the date of payment.

On October 30, 2007, the mortgages on the assets mentioned in Note 12.a. were fully cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the three-month period beginning on July 1, 2007

and ended September 30, 2007

Compared with the year ended June 30, 2007

In thousand of pesos

Exhibit A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at period/year end	Depreciation					Allowances for impairment (2)	Net carrying value as of September 30, 2007	Net carrying value as of June 30, 2007
					Accumulated at beginning of year	For the period / year			Accumulated at period / year end
						Increase, deductions And Transfers	Rate %	Amount (1)
Furniture and fixtures	1,675	17	—	1,692	1,611	—	20	14	1,625	—	67	64
Machinery, equipment and computer equipment	6,126	38	—	6,164	5,167	—	33.33	149	5,316	—	848	959
Leasehold improvements	6,737	1	—	6,738	6,260	—	10	66	6,326	—	412	477
Vehicles	130	—	—	130	78	—	20	7	85	—	45	52
Real Estate:
Av. de Mayo 595	7,339	—	—	7,339	2,148	—	2	58	2,206	(56)	5,077	5,134
Av. Madero 942	3,277	—	—	3,277	809	—	2	46	855	—	2,422	2,468
Bouchard 551	244,548	—	—	244,548	2,649	—	2	1,987	4,636	—	239,912	241,899
Bouchard 710	72,460	—	—	72,460	4,070	—	2	599	4,669	—	67,791	68,390
Constitución 1111	1,338	—	—	1,338	312	—	2	11	323	(246)	769	777
Constitución 1159	8,762	—	—	8,762	—	—	—	—	—	(6,712)	2,050	2,050
Costeros Dique IV	23,337	—	—	23,337	2,462	—	2	147	2,609	—	20,728	20,875
Dique 2 M10 (II) Edif. A	21,184	—	—	21,184	2,713	—	2	137	2,850	—	18,334	18,471
Dock del Plata	26,944	—	—	26,944	750	—	2	281	1,031	—	25,913	26,194
Laminar Plaza	33,513	—	—	33,513	4,326	—	2	211	4,537	—	28,976	29,187
Libertador 498	51,152	—	—	51,152	10,091	—	2	357	10,448	—	40,704	41,061
Libertador 602	3,486	—	—	3,486	655	—	2	25	680	—	2,806	2,831
Stores Cruceros	293	—	—	293	8	—	2	2	10	—	283	285
Madero 1020	2,188	—	—	2,188	494	—	2	31	525	—	1,663	1,694
Maipú 1300	52,632	—	—	52,632	10,285	—	2	345	10,630	—	42,002	42,347
Reconquista 823	24,756	8	—	24,764	5,663	—	2	164	5,827	—	18,937	19,093
Rivadavia 2768	334	—	—	334	39	—	2	6	45	—	289	295
Sarmiento 517	485	—	—	485	37	—	2	5	42	(345)	98	98
Suipacha 652	17,010	—	—	17,010	4,718	—	2	113	4,831	—	12,179	12,292
Torre Renoir I	1,520	—	—	1,520	5	—	2	6	11	—	1,509	1,515
Della Parlera 265	—	172,831	—	172,831	—	—	2	927	927		171,904	—
Works in progress Dique IV	9,684	4,270	—	13,954	—	—	—	—	—	—	13,954	9,684

Total as of September 30, 2007	620,910	177,165	—	798,075	65,350	—	—	5,694	71,044	(7,359)	719,672	—

Total as of June 30, 2007	347,937	283,486	(10,513)	620,910	51,946	103	—	13,301	65,350	(7,368)	—	548,192

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 9 (Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2007 and June 30, 2007

In thousand of pesos

Exhibit C

Issuer and types of securities	Class		P.V.	Amount	Listing value	Book value as of September 30, 2007	Book value as of June 30, 2007	Issuer’s information (1)					(1) Interest in capital stock
								Main activity	Last unaudited financial statement
									Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity
Current Investment
Boden (2)	US$		0.001	700	0.0029	2	2
Cédulas Hipotecarias Argentina (2)		Ps.	0.001	376,100	0.0010	366	411

Total current investments as of September 30, 2007						368	—

Total current investments as of June 30, 2007							413

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies	Exhibit C
Unaudited Balance Sheets as of September 30, 2007 and June 30, 2007

(Continued)

In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at September 30, 2007	Book value at June 30, 2007	Issure´s information						Interest in Capital Stock (1)
							Main Activity	Corporate domicilie	Last unaudited financial statement
									Date	Capital sotck (par value)	Income (loss) for the period	Shareholders equity
Non-current investments

Pereiraola S.A.I.C.I.F.y A	Common 1 vote	0.001	1,481,168		1,354	1,357	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	09.30.07	2,962	(65)	2,708	50%

	Irrevoc. Contrib.				30	20

	Higher Inv.Value				7,553	7,553

Palermo Invest S.A. (1)	Common 1 vote	0.001	76,685,772		203,987	208,721	Investment	Bolívar 108 floor 1, Buenos Aires	09.30.07	78,251	(4,831)	208,150	98%

	Higher Inv. Value				47,505	48,676

	Purchase expenses				488	489

	Goodwill				(43,767)	(44,452)

Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		13,006	13,017	Hotel operations	Av. Córdoba 680, Buenos Aires	09.30.07	9,887	14	20,672	80%

	Irrevoc. Contrib.				3,531	3,531

	Higher Inv. Value				1,654	1,687

	Purchase expenses				40	41

Alto Palermo S.A. (3)	Common 1 vote	0.001	48,862,666		527,000	513,825	Real estate investments	Moreno 877 floor 22, Buenos Aires	09.30.07	78,206	21,139	845,046	62.48%

	Goodwill				(28,225)	(28,617)

	Higher Inv. value				6,088	6,177

Patagonian Investment S.A. (6)	Common 1 vote	0.001	14,000		(164)	62	Real estate investments	Florida 537 floor 18, Buenos Aires	09.30.07	20	(266)	53	70%

	Irrevoc. Contrib				215	35

	Purchase expenses				1	1

Llao – Llao Resort S.A	Common 1 vote	0.001	14,247,506		14,330	14,139	Hotel operations	Florida 537 floor 18, Buenos Aires	09.30.07	28,495	382	28,661	50%

	Purchase expenses				185	187

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		5,216	5,181	Banking	Tte. Gral Perón 655, Buenos Aires	09.30.07	62,500	(5) 3,208	(5) 111,242	5.10%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2007 and June 30, 2007

In thousand of pesos

Exibit C

(Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at September 30, 2007	Book value at June 30, 2007	Insure´s information						Interest in Capital Stock (1)
							Main Activity	Corporate domicilie	Last unaudited financial statement
									Date	Capital sotck (par value)	Income (loss) for the period	Shareholders equity
Ritelco S.A.	Common 1 vote	0.001	246,465,361		205,639	224,658	Investments	Zabala 1422, Montevideo	09.30.07	66,970	(19,063)	233,180	100%

	Irrevoc. Contrib.				27,340	27,340

Banco Hipotecario S.A. (4)	Common 1 vote	0.001	75,000,000		83,861	91,989	Banking	Reconquista 151 floor 1, Buenos Aires	09.30.07	1,500,000	(5) 52,858	(5) 2,614,312	5%

	Goodwill				(2,221)	(2,255)

Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760		(64)	32	Sale of arids	Caseros 85, Office 33 Córdoba	09.30.07	300	(191)	(128)	50%

	Goodwill				4,842	4,842

	Purchase expenses				319	319

Inversora Bolivar S. A.	Common 1 vote	0,001	717,460		4,002	4,105	Acquisition, building and buying and selling of r.estate	Bolívar 108 floor 1 Buenos Aires	09.30.07	44,048	(5,899)	240,982	1.84%

	Irrevoc. Contrib.				92	—

Rummaala S.A. (8)	Common 1 vote	0,001	4,314,719		4,271	33,795	Acquisition, building and buying and selling of r.estate	Moreno 877 floor 21 Buenos Aires	09.30.07	43,147	(404)	42,020	100%

	Higher Inv. Value				—	39,728

CYRSA S.A. (9)	Common 1 vote	0,001	21,545,357		20,786	39	Real estate investments	Bolívar 108 floor 1 Buenos Aires	09.30.07	43,091	(1,492)	41,571	50%

	Purchase expenses				1	—

Solares de Santa María (10)	Common 1 vote	0,001	90,000		116,992	116,944	Real estate investments	Bolívar 108 floor 1 Buenos Aires	09.30.07	314,919	54	315,014	90%

Financel Communications S.A.	Common 1 vote	0,001	240,000		240	—	Promotion and management electronic payments of goods and services	Bolivar 108, Piso 1° Cuidad Autónoma de Buenos Aires	09.30.07	300,000	—	300,000	80%

Total as of September 30, 2007					1,226,097	—

Total as of June 30, 2007					—	1,293,166

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(3)	Quotation price of APSA´s shares at September 30, 2007 is Ps. 13.6. Quotation price of APSA´s shares at June 30, 2007 is Ps. 14.5
(4)	Quotation price of Banco Hipotecario´s shares at September 30, 2007 is Ps. 2.22 (See Note 18 to the Unaudited Basic Financial Statements).

Quotation price of Banco Hipotecario´s shares at June 30, 2007 is Ps. 3.27

(5)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles.
(6)	See Note 34 to the Unaudited Consolidated Financial Statements.
(8)	Company incorporated in April, 2007 (See Note 46 to the Unaudited Consolidated Financial Statements).
(9)	Company incorporated in May, 2007 (See Note 48 to the Unaudited Consolidated Financial Statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of September 30, 2007 and June 30, 2007

In thousand of pesos

Exhibit D

Items	Value as of September 30, 2007	Value as of June 30, 2007
Current Investments
Mutual funds (1)	6,130	20,725
Convertible Note APSA 2006 – Accrued interest (2)	2,000	4,357
Other investments (2)	—	125
IRSA I Financial Trust Exchangeable Certificates (2)	127	88

Total current investments as of September 30, 2007	8,257	—

Total current investments as of June 30, 2007	—	25,295

Non-current investments
Padilla 902 (3)	94	94
Pilar	3,408	3,408
Caballito lands	9,223	9,223
Torres Jardín IV (4)	3,010	3,010

Subtotal	15,735	15,735

IRSA I Trust Exchangeable Certificates	419	571
Convertible Note APSA 2014 (5)	99,976	98,166
Others investments	—	—

Subtotal	100,395	98,737

Art works	40	40

Total non-current investments as of September 30, 2007	116,170	—

Total non-current investments as of June 30, 2007	—	114,512

(1)	Includes as of 30 September, 2007, Ps. 3,143 corresponding to NCH Development Partner Fund not considered cash equivalent for purposes of presenting the unaudited statement of cash flows, and as of June 30, 2007, Ps. 3,085 corresponding to NCH Development Partner Fund Ps. 1,749 corresponding to Goal Capital Plus Fund – Clase B - Banco Itau Fund, Ps. 3,056 corresponding to Premier Renta Plus – Banco Superville Fund, Ps. 6,280 corresponding to Delta Ahorro Pesos – Raymond James Argentina Fund, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 266 (See comments in Note 1.5.i.).
(4)	Net of the allowance for impairment amounting to Ps. 20 (See comments in Note 1.5.i.).
(5)	See Note 22 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the three-month period beginning on July 1, 2007 and

ended September 30, 2007

Compared with the year ended June 30, 2007

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of September 30, 2007	Carrying value as of June 30, 2007
Deducted from assets:
Allowance for doubtful accounts (1)	331	52	—	383	331

Allowance for Impairment of fixed assets (2)	7,368	—	(9)	7,359	7,368

Allowance for Impairment of undeveloped parcels of land	286	—	—	286	286

From liabilities:
Provision for lawsuits	6	55	—	61	6

Total as of September 30, 2007	7,991	107	(9)	8,089	—

Total as of June 30, 2007	11,165	163	(3,337)	—	7,991

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and condonations.
(2)	Decreases correspond to allowance for impairment recovery for Ps. 9 (disclosed in Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousand of pesos

Exhibit F

	September 30, 2007 Ps.	September 30, 2006 Ps.
I. Cost of sales
Stock as of beginning of year	113,508	134,805
Plus (less):
Purchases for the period	11	431
Expenses (Exhibit H)	148	174
Less:
Stock as of end of the period	(114,570)	(109,503)

Subtotal	(903)	25,907
Plus
Gain from valuation of inventories at net realizable value	1,724	2,208

Cost of sales	821	28,115
II. Cost of leases
Expenses (Exhibit H)	5,635	1,684

Cost of leases	5,635	1,684
III. Cost of services fees
Expenses (Exhibit H)	—	813

Cost of services fees	—	813

Total costs of sales, leases and services	6,456	30,612

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30, 2007 and June 30, 2007

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate (1)	Total as of September 30, 2007	Total as of June 30, 2007
Assets
Current Assets
Cash and banks:
Cash	US$	8,301	0.003110	26	14
Cash	Euros	2,721	0.004436	12	6
Cash	Pounds	381	0.006357	2	2
Cash	Real	1,019	0.001430	1	1
Banks	US$	30,779,193	0.003110	95,723	27,876
Banks	Euros	115,424	0.004436	512	479
Banks	Yenes	—	—	—	29,070

Investments:
Boden 2013	US$	523	0.003110	2	2
Mutual Funds	US$	1,771,600	0.003110	5,510	5,510
Accrued interest Convertible Note APSA 2014	US$	634,765	0.003110	2,000	4,357
Banco Ciudad de Bs. As. Bond	Euros	—	0.004436	—	123
Banco Ciudad de Bs. As. Bond - Accrued interest	Euros	—	0.004436	—	2
Mortgage and leases receivables:
Mortgage receivables	US$	764,059	0.003110	2,376	5,222
Related parties	US$	1,024,177	0.003150	3,226	1,967

Other receivables:
Prepaid expenses	US$	94,346	0.003110	293	141
Related parties	US$	2,215,078	0.003150	6,977	32,121
Related parties	US$	8,813,525	0.003110	27,410	—
Credit default swap	US$	219,159	0.003110	682	785
Other receivables	US$	3,259	0.003110	10	137

Total Current Assets				144,762	107,815

Non-Current Assets
Investments:
Convertible Note APSA 2014	US$	31,738,413	0.003150	99,976	98,166
Mortgage and leases receivables:
Mortgage receivables	US$	55,000	0.003110	171	168
Mortgage receivables	Euros	2,625	0.004436	12	12
Related parties	US$	—	—	—	929
Other receivables:
Related parties	US$	1,346,031	0.003150	4,240	3,486
Credit default swap	US$	1,112,380	0.003110	3,460	3,096

Total Non-current Assets				107,859	105,857

Total Assets as of September 30, 2007				252,621

Total Assets as of June 30, 2007					213,672

Liabilities
Current Liabilities
Accounts payable	US$	14,899	0.003150	47	1,119
Accounts payable	Euros	2,751	0.004493	12	18
Mortgage payables	US$	3,506,016	0.003150	11,044	14,755
Customer advances	US$	6,087,930	0.003150	19,177	21,644
Short – term debt	US$	45,532,603	0.003150	143,428	109,964
Taxes payable	US$	—	—	—	1,218
Other liabilities
Related parties	US$	488,616	0.003150	1,539	1,485
Guarantee deposits	US$	853,358	0.003150	2,688	2,095
Others	US$	157,628	0.003150	497	380

Total Current Liabilities				178,432	152,678

Non-current Liabilities
Accounts payable	US$	4,458	0.003150	14	115
Long – term debt	US$	156,000,000	0.003150	491,400	574,863
Other liabilities:
Related parties	US$	5,004,609	0.003150	15,765	15,303
Guarantee deposits	US$	647,638	0.003150	2,040	1,930

Total Non-current Liabilities				509,219	592,211

Total Liabilities as of September 30, 2007				687,651

Total Liabilities as of June 30, 2007					744,889

(1)	Official selling and buying exchange rate as of September 30, 2007 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

In thousand of pesos

Exhibit H

	Total as of September 30, 2007	Cost of leases	Cost of properties sold	Cost of services fees	Expenses	Recovered expenses	Expenses			Total as of September 30, 2006
Items							Administration	Selling	Financing
Directors fees	2,038	—	—	—	—	—	2,038	—	—	1,504
Fees and compensations for services	1,716	—	28	—	177	(177)	1,688	—	—	787
Salaries, bonus and social security charges	1,901	—	21	—	81	(81)	1,880	—	—	2,560
Other expenses of personnel administration	106	—	—	—	3	(3)	106	—	—	56
Depreciation and amortization	5,939	5,449	—	—	—	—	236	—	254	1,563
Maintenance of buildings	265	153	92	—	517	(517)	20	—	—	668
Utilities and postage	63	—	3	—	904	(904)	60	—	—	6
Travel expenses	231	—	—	—	2	(2)	231	—	—	50
Advertising and promotion	214	—	—	—	—	—	—	214	—	92
Commissions and expenses from property sold	345	—	—	—	—	—	—	345	—	287
Traveling, transportation and stationery	143	—	—	—	2	(2)	143	—	—	49
Taxes	54	33	4	—	189	(189)	17	—	—	—
Subscriptions and dues	60	—	—	—	—	—	60	—	—	41
Interest and indexing adjustments	14,173	—	—	—	7	(7)	—	—	14,173	6,878
Bank charges	1,816	—	—	—	29	(29)	1,816	—	—	279
Safety box and stock broking charges	210	—	—	—	—	—	210	—	—	82
Doubtful accounts	52	—	—	—	—	—	—	52	—	9
Insurance	50	—	—	—	—	—	50	—	—	36
Security	1	—	—	—	429	(429)	1	—	—	—
Courses	36	—	—	—	—	—	36	—	—	47
Rents	166	—	—	—	—	—	166	—	—	44
Gross sales tax	446	—	—	—	3	(3)	—	446	—	710
Other	234	—	—	—	43	(43)	149	—	85	1,760
Recovered expenses	—	—	—	—	(2,386)	2,386	—	—	—	—

Total as of September 30, 2007	30,259	5,635	148	—	—	—	8,907	1,057	14,512

Total as of September 30, 2006		1,684	174	813	—	—	5,901	1,091	7,845	17,508

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of September 30, 2007 and June 30, 2007

In thousand of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
September 30, 2007
Assets
Investments	6,917	—	127	2,000	—	—	99,976	—	—	—	102,103	102,103	109,020	7,044	101,976	—
Receivables	13,414	3,856	87,323	9,712	15,179	15,552	44,823	23,566	24,654	410	221,219	225,075	238,489	83,090	149,289	6,110
Liabilities
Short and long term debt	—	—	158,437	(219)	(219)	(219)	8,576	8,575	(875)	467,763	641,819	641,819	641,819	(527)	518,718	123,628
Other liabilities	2,988	819	42,600	15,445	7,738	891	19,019	4,697	144	486	91,020	91,839	94,827	83,149	11,678	—

June 30, 2007
Assets
Investments	21,710	—	4,569	—	—	—	—	—	—	98,166	102,735	102,735	124,445	26,279	98,166	—
Receivables	9,194	3,959	20,087	72,740	9,995	8,847	48,681	23,512	23,890	594	208,346	212,305	221,499	169,416	35,254	16,829
Liabilities
Short and long term deb	—	—	20,352	77,664	9,338	9,338	65,306	45,607	—	516,047	743,652	743,652	743,652	69,346	631,191	43,115
Other liabilities	4,026	377	25,060	23,085	10,095	11,260	16,358	1,036	176	396	87,466	87,843	91,869	61,083	15,475	15,311

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
Concept		09.30.2007	Current	12.31.2007	03.31.2008	06.30.2008	09.30.2008
Receivables	Investments	—	6,498	127	2,000	—	—	8,625
	Mortgage and leases receivables	3,856	—	3,956	878	6,533	127	15,350
	Other receivables	—	560	83,367	8,834	8,646	15,425	116,832
	Total	3,856	7,058	87,450	11,712	15,179	15,552	140,807
Liabilities	Trade accounts payable	—	121	7,582	—	—	—	7,703
	Mortgages payable	—	—	4,068	4,156	2,820	—	11,044
	Customer advances	—	—	10,064	10,065	477	477	21,083
	Short and long term debt	—	—	158,437	(219)	(219)	(219)	157,780
	Salaries and social security charges	—	—	837	443	—	287	1,567
	Taxes payable	—	—	11,588	18	4,318	19	15,943
	Other liabilities	819	2,908	8,461	763	123	108	13,182
	Total	819	3,029	201,037	15,226	7,519	672	228,302

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

3.	(Continued)

		Without term (Point 3.b)	To be due (Point 3.c)
Concept		Non Current	12.31.2008	03.31.2009	06.30.2009	09.30.2009	12.31.2009	03.31.2010	06.30.2010	09.30.2010
Receivables	Investments	419	—	—	—	99,976	—	—	—	—
	Mortgage and lease receivables	—	175	2	11	2	3	3	3	3
	Other receivables	12,854	28,994	5,259	5,112	5,268	5,100	8,254	5,100	5,100
	Total	13,273	29,169	5,261	5,123	105,246	5,103	8,257	5,103	5,103
Liabilities	Trade accounts payables	—	14	—	—	—	—	—	—	—
	Mortgages payable	—	—	—	—	—	—	—	—	—
	Customer advances	—	476	476	476	478	482	—	—	—
	Short and long term debts	—	9,231	(218)	(218)	(219)	9,231	(219)	(219)	(218)
	Salaries and social security charges	—	—	—	—	—	—	—	—	—
	Taxes payable	—	19	20	19	21	3,440	21	22	22
	Other liabilities	(41)	15,991	205	359	465	141	163	272	134
	Total	(41)	25,731	483	636	745	13,294	(35)	75	(62)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

3.	(Continued)

		To be due (Point 3.c)
Concept		12.31.2010	03.31.2011	06.30.2011	09.30.2011	09.30.2012	09.30.2013	09.30.2014	09.30.2015	09.30.2016	09.30.2017	Total
Receivables	Investments	—	—	—	—	—	—	—	—	—	—	100,395
	Mortgage and lease receivables	3	3	3	3	14	16	14	—	—	—	258
	Other receivables	9,342	5,100	5,100	5,100	—	—	5	361	—	—	106,049
	Total	9,345	5,103	5,103	5,103	14	16	19	361	—	—	206,702
Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—	14
	Mortgages payable	—	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	—	—	2,388
	Short and long term debts	(219)	(219)	(219)	(218)	(875)	(875)	(875)	(875)	(875)	472,138	484,039
	Salaries and social security charges	—	—	—	—	—	—	—	—	—	—	—
	Taxes payable	23	24	24	25	104	114	82	—	—	—	3,980
	Other liabilities	5	—	—	43	—	94	—	92	—	—	17,923
	Total	(191)	(195)	(195)	(150)	(771)	(667)	(793)	(783)	(875)	472,138	508,344

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

		Current			Non-current			Total in local currency	Total in foreign currency	Total
Concept		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Mortgage and leases receivables	9,748	5,602	15,350	75	183	258	9,823	5,785	15,608
	Other receivables	81,460	35,372	116,832	98,349	7,700	106,049	179,809	43,072	222,881
	Total	91,208	40,974	132,182	98,424	7,883	106,307	189,632	48,857	238,489
Liabilities	Trade accounts payable	7,572	59	7,703	—	14	14	7,572	145	7,717
	Mortgages payable	—	11,044	11,044	—	—	—	—	11,044	11,044
	Customer advances	1,906	19,177	21,083	2,388	—	2,388	4,294	19,177	23,471
	Short and long term debt	14,352	143,428	157,780	(7,361)	491,400	484,039	6,991	634,828	641,819
	Salaries and social security charges	1,567	—	1,567	—	—	—	1,567	—	1,567
	Taxes payable	15,943	—	15,943	3,980	—	3,980	19,923	—	19,923
	Other liabilities	8,458	4,724	13,182	118	17,805	17,923	8,576	22,529	31,105
	Total	49,798	178,504	228,302	(875)	509,219	508,344	48,923	687,723	736,646

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

		Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
Concept		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Mortgage and leases receivables	15,350	—	15,350	258	—	258	15,608	—	15,608
	Other receivables	116,832	—	116,832	106,049	—	106,049	222,881	—	222,881
	Total	132,182	—	132,182	106,307	—	106,307	238,489	—	238,489
Liabilities	Trade accounts payable	7,703	—	7,703	14	—	14	7,717	—	7,717
	Mortgages payable	11,044	—	11,044	—	—	—	11,044	—	11,044
	Customer advances	21,083	—	21,083	2,388	—	2,388	23,471	—	23,471
	Short and long term debt	157,780	—	157,780	484,039	—	484,039	641,819	—	641,819
	Salaries and social security charges	1,567	—	1,567	—	—	—	1,567	—	1,567
	Taxes payable	15,943	—	15,943	3,980	—	3,980	19,923	—	19,923
	Other liabilities	13,182	—	13,182	17,923	—	17,923	31,105	—	31,105
	Total	228,302	—	228,302	508,344	—	508,344	736,646	—	736,646

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

		Current				Non-current				Total accruing interest			Not Accruing interest	Total
		Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total	Fixed rate	Variable rate	Total
Concept		Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Investments	2,000	—	6,625	8,625	99,976	—	419	100,395	101,976	—	101,976	7,044	109,020
	Mortgage and lease receivables	452	—	14,898	15,350	258	—	—	258	710	—	—	—	—
	Other receivables	83,094	2,650	31,088	116,832	65,485	3,460	37,104	106,049	102,686	—	101,976	7,044	109,020
	Total	85,546	2,650	52,611	140,807	165,719	3,460	37,523	206,702	251,265	6,110	257,375	90,134	347,509
Liabilities	Trade accounts payable	—	—	7,703	7,703	—	—	14	14	—	—	—	7,717	7,717
	Mortgages payables	11,044	—	—	11,044	—	—	—	—	11,044	—	11,044	—	11,044
	Customer advances	—	—	21,083	21,083	—	—	2,388	2,388	—	—	—	23,471	23,471
	Short and long term debt	27,318	123,628	6,834	157,780	491,400	—	7,361	484,039	518,718	123,628	642,346	527	641,819
	Salary and social security charges	—	—	1,567	1,567	—	—	—	—	—	—	—	1,567	1,567
	Taxes payable	73	—	15,870	15,943	561	—	3,419	3,980	634	—	634	19,289	19,923
	Other liabilities	—	—	13,182	13,182	—	—	17,923	17,923	—	—	—	31,105	31,105
	Total	27,402	123,628	66,239	217,269	491,961	—	16,383	508,344	781,661	129,738	911,399	172,756	1,084,155

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties

See Exhibit C to the financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgage and leases receivables

September 30, 2007
Related parties:
Alto Palermo S.A.	1,276
Altocity.Com S.A.	64
Banco de Crédito y Securitización S.A.	62
Banco Hipotecario S.A.	11
Consultores Assets Management S.A.	208
Consorcio Libertador	102
Cresud S.A.C.I.F y A.	248
Canteras Natal Crespo S.A.	13
ECIPSA Holding S.A.	8
Fundación IRSA	14
Hoteles Argentinos S.A.	2,844
Inversora Bolívar S.A.	1,363
Llao-Llao Resort S.A.	148
Museo de los Niños	21
Rummaala S.A.	25
Solares Santa María	2
Tarshop S.A.	74
Cyrsa S.A.	34

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

5. (Continued)

Other current receivables

September 30, 2007
Related parties:
Alto Palermo S.A.	50
Cresud S.A.C.I.F y A.	16
Canteras Natal Crespo S.A.	676
Fibesa S.A.	4
Inversora Bolivar S.A.	18,044
Llao-Llao Resorts S.A.	21,047
Nuevas Fronteras S.A.	1
Ritelco S.A.	1,895
Tarshop S.A.	1
Estudio Zang, Bergel & Viñes	19
Directors	43
Patagonian Investment S.A.	3,427
Rummaala S.A.	1,283
Cyrsa S.A.	1,285
Sutton	27,410
Palermo Invest S.A.	4,908
Solares Santa María	78
Advances to Managers, Directors and Staff	115

Other non-current receivables

September 30, 2007
Related parties:
Inversora Bolivar S.A.	61,206
Llao-Llao Resorts S.A.	4,240
Advances to Managers, Directors and Staff	39

Current investments

September 30, 2007
Related parties:
Alto Palermo S.A.	2,000

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

5. (Continued)

Non-Current investments

September 30, 2007
Related parties:
Alto Palermo S.A.	99,976

Current accounts payables

September 30, 2007
Related parties:
Alto Palermo S.A.	1,637
Altocity.Com S.A.	5
Agro Uranga S.A.	1
Consorcio Libertador	10
Cyrsa S.A.	337
Cresud S.A.C.I.F. y A.	133
ECIPSA Holding S.A.	36
Inversora Bolívar S.A.	437
Advances to Managers, Directors and Staff	32
Emprendimientos Recoleta S.A.	1
Estudio Zang, Bergel & Viñes	8
Llao Llao Resorts S.A.	6
Shopping Alto Palermo S.A.	6
Nuevas Fronteras S.A.	10

Other current liabilities

September 30, 2007
Related parties:
Alto Palermo S.A.	20
Hoteles Argentinos S.A.	632
Cyrsa S.A.	38
Ritelco S.A.	816
Financel Communications S.A.	239
Directors	4,299

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

5. (Continued)

Other non-current liabilities

September 30, 2007
Related parties:
Ritelco S.A.	15,765
Llao Llao Resorts S.A.	5
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

13.	Insured Assets.

Real state	Insured amounts		Accounting values	Risk covered
AV MAYO 595	3,110	(1)	5,077	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000		5,077	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,722	(1)	2,422	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000		2,422	Third party liability with additional coverage and minor risks
BOUCHARD 710	84,748	(1)	67,791	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	15,000		67,791	Third party liability with additional coverage and minor risks
BOUCHARD 551	152,390	(1)	239,912	Fire, explosion with additional coverage and debris removal
BOUCHARD 551	15,000		239,912	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	398	(1)	769	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000		769	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	398	(1)	2,050	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1159	15,000		2,050	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,974	(1)	20,728	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000		20,728	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (Il) Building A	24,818	(1)	18,334	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (II) Building A	15,000		18,334	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	27,368	(1)	25,913	Fire, explosion with additional coverage and debris removal
DOCK DEL PLATA	15,000		25,913	Third party liability with additional coverage and minor risks
DOCK 13	63	(1)	1,594	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000		1,594	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	24,880	(1)	487	Fire, explosion with additional coverage and debris removal
EDIFICIOS CRUCEROS	15,000		487	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	14,151	(1)	28,976	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZA	15,000		28,976	Third party liability with additional coverage and minor risks
LIBERTADOR 498	65,745	(1)	40,704	Third party liability with additional coverage and minor risks
LIBERTADOR 498	15,000		40,704	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,723	(1)	2,806	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000		2,806	Third party liability with additional coverage and minor risks
MADERO 1020	2,182	(1)	1,663	Third party liability with additional coverage and minor risks
MADERO 1020	15,000		1,663	Fire, explosion with additional coverage and debris removal
MAIPU 1300	37,662	(1)	42,002	Third party liability with additional coverage and minor risks
MAIPU 1300	15,000		42,002	Fire, explosion with additional coverage and debris removal
MINETTI D	115	(1)	72	Third party liability with additional coverage and minor risks
MINETTI D	15,000		72	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	26,902	(1)	18,937	Third party liability with additional coverage and minor risks
RECONQUISTA 823	15,000		18,937	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	402	(1)	289	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	15,000		289	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	9,330	(1)	3,221	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000		3,221	Third party liability with additional coverage and minor risks
SARMIENTO 517	69	(1)	98	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000		98	Third party liability with additional coverage and minor risks
SUIPACHA 652	21,148	(1)	12,179	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000		12,179	Third party liability with additional coverage and minor risks
TORRES JARDIN	861	(1)	466	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000		466	Third party liability with additional coverage and minor risks
DELLA PAOLERA 265	309,445	(1)	171,904	Fire, explosion with additional coverage and debris removal
DELLA PAOLERA 265	15,000		171,904	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S dollars and they are expressed at official buying exchange rate as of September 30, 2007, in accordance with Banco Nación records.

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2007

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	As our shareholders are aware, by virtue of our Non-secured Loan Contract for US$ 51 million and our Floating Rate Secured Negotiable Obligations to become mature in November 2009, there are certain restrictions as regards payment of dividend and distributions or re-purchase of debt or shares (“Restricted Payments”). Restricted Payment will be done if the conditions that follow are complied with: (i) that at the time of becoming effective and as a consequence of same it did not happen nor it happen an assumption of non-compliance, and (ii) that during the previous calculation period it does not happen a violation of the financial commitments assumed by virtue of the above-mentioned contracts. See Note 25 to the unaudited financial statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Buenos Aires, November 5, 2007

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	September 30, 2007	September 30, 2006	September 30, 2005	September 30, 2004	September 30, 2003
Current Assets	1,126,505	498,820	407,245	278,450	295,778
Non-Current Assets	3,115,043	2,262,362	2,160,179	1,938,325	1,766,683

Total	4,241,548	2,761,182	2,567,424	2,216,775	2,062,461

Current Liabilities	716,895	423,657	377,761	248,292	164,825
Non-Current Liabilities	1,280,166	377,142	454,154	521,668	652,033

Subtotal	1,997,061	800,799	831,915	769,960	816,858

Minority interest	460,492	454,981	443,667	451,592	451,283
Temporary differences in valuation of hedge derivate instruments	—	—	826	—	—

Shareholders’ Equity	1,783,995	1,505,402	1,291,016	995,223	794,320

Total	4,241,548	2,761,182	2,567,424	2,216,775	2,062,461

3.	Consolidated result structure as compared with the same period for the four previous years.

	September 30, 2007	September 30, 2006	September 30, 2005	September 30, 2004	September 30, 2003
Operating income	55,236	51,654	33,436	19,575	10,473
Amortization of goodwill	106	(250)	(279)	(644)	(1,321)
Financial results	(40,735)	(3,112)	(13,026)	(12,260)	(19,307)
(Loss) Gain in equity investments	(19,548)	1,396	19,086	22,539	(223)
Other income and expenses, net	(2,575)	(4,575)	(1,754)	(1,126)	1,328

Net Gain (loss) before taxes	7,516	45,113	37,463	28,084	(9,050)
Income tax/ Asset tax	(12,429)	(18,949)	(13,263)	(8,877)	(7,260)
Minority interest	(10,078)	(10,545)	(5,554)	(2,017)	1,144

Net (Loss) Gain)	(30,023)	15,619	(18,646)	17,190	(15,166)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	September 30, 2007	September 30, 2006	September 30, 2005	September 30, 2004	September 30, 2003
Apartments & Loft Buildings
Edificios Cruceros	—	2,753	—	—	—
Torres de Abasto	—	—	—	11	—
Torres Jardín	16	—	—	—	—
Barrio Chico	855	—	—	—	—

Residential Communities
Abril / Baldovinos (1) (2)	334	561	463	1,148	921
Villa Celina IV and V	—	—	—	—	23

Undeveloped parcel of lands
Canteras Natal Crespo	11	26	—	—	—

Other
Dique III	—	26,206	—	—	—
Dock 13	—	46	—	—	—
Madero 1020	—	—	—	—	4,774
Other	—	110	37	—	233

	1,126	29,702	500	1,159	5,951

(1)	It corresponds to local commercial of April that belong 50% to IRSA and 50% to IBSA.
(2)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	September 30, 2007		September 30, 2006		September 30, 2005		September 30, 2004		September 30, 2003
Liquidity ratio
Current Assets	1,126,505	=1.57	498,820	=1.18	407,245	=1.07	278,450	=1.12	295,778	=1.79

Current Liabilities	761,895		423,657		377,761		248,292		164,825

Indebtedness ratio
Total liabilities	1,997,061	=1.12	800,799	=0.53	831,915	=0.64	769,960	=0.77	816,858	=1.03

Shareholders’ Equity	1,783,995		1,505,402		1,291,016		995,223		794,320

Solvency
Shareholders’ Equity	1,783,995	=0.89	1,505,402	=1.88	1,291,016	=1.55	995,223	=1.29	794,320	=0.97

Total liabilities	1,997,061		800,799		831,915		769,960		816,858

Immobilized Capital
Non-Current Assets	3,193,706	=0.75	2,626,362	=0.82	2,160,179	=0.84	1,938,325	=0.87	1,766,683	=0.86

Total Assets	4,241,548		2,761,182		2,567,424		2,216,775		2,062,461

6.	Brief comment on the outlook for the coming year.

See Attached.

SUMMARY as of September 30, 2007

Economic activity in Argentina has continued to grow at high rates for the fourth consecutive year, with no signs of deceleration.

Public accounts have remained in surplus: in the September 2006 – August 2007 period, the cumulative primary surplus accounted for 3.9% of the GDP, whereas the financial surplus reached 1.8% of the GDP for the same period. Central Bank reserves have stood at high levels (around 43 billion dollars).

In this context the economy seems steady and more resistant to potential external shocks.

The Salary Variation Coefficient experienced a 15.7% year to date increase in 2007 and the unemployment rate for the second quarter of this year went down to 8.5%, bolstering consumption, which will be reflected in higher activity levels in our shopping centers.

Consumption has continued on the rise. Considering the average for the first 8 months of 2007, shopping center sales have shown a positive development in the whereabouts of 27.9% compared to the same period of the previous year. The positive expansion of these indicators is testament to the good momentum of our tenants’ stores in the various shopping centers.

Construction rates have shown increasing costs (the construction cost rate projects a 20% annual increase for 2007) and the growth rate of the summary indicator of construction activities (ISAC in Spanish), although positive, is lower than the one recorded in the past years. This shows the higher competition recently observed in the industry, a factor that weighted in our decision to make progress in the organization of IRSA-Cyrela, an alliance through which we seek to take advantage of our partners’ know-how of the building industry and develop our future projects even more efficiently.

The hotel segment, and five stars hotels in particular, have been favored in the last five years by the increase in the number of tourists with high purchasing power. According to data released by the INDEC, the inflow of foreign tourists to Argentina increased 14% during the first six months of calendar 2007 compared to the same period of the previous year, resulting in a 25.8% growth in the tourists’ total spending during the period. In addition, the demand for four and five star hotels increased 8.3%, whereas high category hotel guests’ spending reached 9.4%.

One of the bottlenecks faced by the industry is the shortage of mortgage loans, which the group will attempt to consolidate in the next years through Banco Hipotecario. The Argentine mortgage market is still undeveloped, as shown by its meager 1.98% share of the GDP in August 2007 compared to countries such as Spain, Ireland, Holland, England, the United States and Denmark which have mortgage levels accounting for 50% to 100% of the GDP, showing the growth potential this business segment has.

In turn, in various Latin American countries there is a favorable macroeconomic context for the development of real estate projects, given the strong demand for shopping center stores and rental office space and the growth and stability path these economies have been enjoying in recent years. For this reason, we are evaluating certain projects in countries of the region, capitalizing on our experience in the management of office and retail spaces.

Comments on results for the quarter ended September 30 2007

Net results for the three-month period ended September 30, 2007 showed a Ps.30.0 million loss compared to a Ps.15.6 million profit recorded in the same period of fiscal year 2007. Rather than a deficiency in operating performance -which quite the opposite, improved its results- this result reflects the increase in financial expenses and results from other companies.

In the first place, operating income increased 7.6%, from Ps.51.3 million in the first three months of fiscal year 2007 to Ps.55.2 million in the same period of fiscal year 2008, mainly driven by improved revenues, which grew by 15.3% to Ps.195.6 million as compared to Ps.169.6 million recorded in the same period of fiscal year 2007. The participation of the different segments in net revenues was: sales and developments, Ps.1.2 million; offices and other lease properties Ps.20.7 million; shopping centers, Ps.80.1 million; hotels Ps.35.3 million; credit cards, Ps.58.0 million; and financial and other transactions, Ps.0.3 million.

Secondly, results generated by assets decreased while those generated by liabilities rose quarter-on-quarter, increasing the net financial loss to Ps.40.7 million compared to the Ps.3.0 million loss recorded in the same period of the previous fiscal year. Several factors contributed to these results. On the one hand, financial transactions experienced a loss, mainly due to the drop in the market value of our interests in investment funds. On the second hand, the dollar exchange rate depreciated by 1.8% in the first quarter of fiscal year 2008, increasing the peso value of foreign denominated liabilities and exchange losses. Finally, IRSA’s and APSA’s Notes issued in fiscal period 2007 generated interest that translated into higher financing expenses.

Finally, results from related companies showed a loss of Ps.19.5 million compared to a profit of Ps.1.4 million in the same quarter of fiscal year 2007, mainly due to the loss derived from our interest in Banco Hipotecario.

First quarter of fiscal year 2008 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the first quarter of fiscal year 2008, income from rental properties totaled Ps.20.7 million, compared to Ps.9.5 million in the same period of fiscal year 2007. This substantial growth was mainly due to the improvement in the rental prices of our buildings and the addition of new square meters resulting from our recent purchases.

Our office buildings, which total 154,137 sqm. of leaseable area, continue to have full occupancy rates, reaching 99.1% during the first three months of fiscal year 2008 compared to 96.1% in the first three months of the previous fiscal year, representing a 0.9% vacancy rate in our offices, way below the market rate, which stands at almost 3% according to Colliers International records, evidencing the high quality of our properties and the Company’s strong position. Moreover, these figures are far below those recorded during the convertibility period, which exceeded 6%.

The sustained increase in demand for rental space and scarce supply of rental properties have bolstered the recovery in prices, which have already reached and even surpassed in dollar terms the levels reached during the convertibility period. The average rental price of class A offices stands at US$/sqm. 23 per month according to Colliers International, and at US$/sqm. 30 per month for class AAA offices according to L.J. Ramos Brokers Inmobiliarios. It should be noted that as most lease agreements are executed for a 36-month term, the effect of this recovery will be shown in the results for the successive years. At present, our office portfolio stands at US$/sqm. 16 per month, which value will be gradually updated as our lease agreements are renewed.

The promising future in this business segment encourages us to continue studying the possibility of adding new spaces to our portfolio, either through construction or purchase of built properties with proven yield, in top-rated locations. Our future projects include the addition of 11,000 sqm. of leaseable area in Dique IV in Puerto Madero, currently under construction, which implies a total investment of approximately Ps. 45 million. Work progress is 15%, and completion is scheduled for December 31, 2008.

In addition, on August 28 of this fiscal year we executed the deed of purchase of 50% of the property known as “Edificio Bank Boston”, located in the exclusive area of Catalinas. This property is one of the most modern and emblematic office buildings in Buenos Aires, designed by the renowned architect César Pelli, and the purchase price has been paid in full.

In addition, since December 2006 we have a purchase option in respect of the building known as “Edificio República”, located in the intersection of Tucumán and Bouchard streets, which has 21 floors of luxury office space. This property is one of the most important office buildings in the City of Buenos Aires, and like Edificio Bank Boston, it was also designed by the eminent César Pelli. We expect to exercise this purchase option in the next months.

Below is information on our office space as of September 30, 2007.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income	Accumulated Rental Income as of September 30 Ps./000 (4) (12)			Book Value Ps./000 (5)
			Sep-07			2007	2006	2005
	Ps./000 (3)
Offices
Intercontinental Plaza (6)	11/18/97	22,535	96.0%	100%	1,062	2,621	1,691	1,240	93,185
Dock Del Plata	11/15/06	7,921	100.0%	100%	518	1,883	—	—	25,913
Libertador 498	12/20/95	10,533	97.0%	100%	690	2,035	1,286	868	40,704
Maipú 1300	09/28/95	10,280	100.0%	100%	637	1,824	1,306	761	42,002
Laminar Plaza	03/25/99	6,521	100.0%	100%	424	1,260	1,099	579	28,976
Reconquista 823/41	11/12/93	5,016	100.0%	100%	178	512	—	—	18,937
Suipacha 652/64	11/22/91	11,453	100.0%	100%	284	625	298	276	12,179
Edificios Costeros	03/20/97	6,389	96.1%	100%	336	906	671	379	18,334
Costeros Dique IV	08/29/01	5,437	100.0%	100%	353	992	477	411	20,728
Bouchard 710	06/01/05	15,014	100.0%	100%	813	2,423	1,516	1,236	67,791
Bouchard 551	03/15/07	33,324	100.0%	100%	1,146	3,406	—	—	239,912
Madero 1020	12/21/95	215	100.0%	100%	8	25	23	13	1,663
Della Paolera 265	08/27/07	15,822	100.0%	100%	1,226	1,385	—	—	171,904
Works in progress in Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	—	—	13,954
Other Offices (7)	N/A	3,677	100.0%	N/A	111	339	308	234	10,692

Subtotal Offices		154,137	99.1%	N/A	7,787	20,235	8,675	5,997	806,874

Other Properties
Commercial Properties (8)	N/A	642	83.0%	N/A	17	51	53	15	4,095
Thames (6)	11/1/97	33,191	100.0%	100%	51	152	152	152	3,899
Santa María del Plata S.A.	7/10/97	60,100	100.0%	100%	69	207	204	147	12,494
Other Properties (9)	N/A	2,072	100.0%	N/A	5	49	15	8	5,751

Subtotal Other Properties		96,005	99.9%	N/A	142	460	424	322	26,239

TOTAL OFFICES AND OTHER (10)		250,143	99.4%	N/A	7,929	20,695	8,698	6,174	833,113

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 09/30/07 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Abril retail stores and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through IBSA), Constitución 1159 (through IRSA) and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Other income from management fees is also included in the “Offices and Other Rental Properties” business unit.

II. Alto Palermo S.A (“APSA”): Shopping Centres and Tarjeta Shopping

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center and credit card business, in which we had a 62.5% interest as of September 30, 2007.

Net income for the quarter was Ps. 21.1 million, compared to Ps. 19.3 million recorded in the same period of the previous year. In terms of percentages, this improvement stands for a 9.4% increase.

Total revenues as of September 30, 2007, amounted to Ps. 138.1 million, i.e., 36.7% higher than the total revenues recorded in the same period of the previous year. This increase mainly results from the consumer spending momentum, which has fostered sales in our shopping center and credit card segments.

Gross profit for the period showed a noteworthy 27.3% increase, from Ps.67.2 million as of September 30, 2006 to Ps. 85.5 million as of September 30, 2007. Thus, consolidated operating income for the period amounted to Ps.47.2 million compared to Ps.44.1 million obtained in the same period of the previous year, which stands for a 7.1% increase.

EBITDA1 for the quarter totaled Ps.66.8 million representing a 11% increase compared to the EBITDA for the same period of the previous year.

Our tenants’ sales have continued to grow, reaching Ps.852.8 million in the three-month period ended September 30, 2007, 33.2% higher in nominal terms than those recorded in the same period of the previous year.

[1]	EBITDA represents the operating income plus depreciation and amortization charges.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

In addition, the business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have maintained an occupancy rate of 97.2%. The evolution of this variable also evidences the excellent quality of our shopping centers’ portfolio.

Panamerican Mall Project, City of Buenos Aires. In December 2006 we entered into several agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A., a recently organized company in which we hold a 80% interest. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building. This is one of the Company’s most important projects. In March 2007 we started to build the shopping center, which we expect to open between November 2008 and April 2009.

Purchase of plot in Córdoba. On September 25 last, the Company signed with the Government of the Province of Córdoba the title deed of one of the plots where the Patio Olmos Shopping Center is currently operating. In addition, the relevant concession agreement was also transferred, and the agreed purchase price balance of Ps.22.7 million was paid. Management of this shopping center is vested in a third party, who has been granted a concession for its operation until the year 2032.

Neuquén Project. On September 20, 2007, the Municipality of Neuquén approved the feasibility of our new urban project and environmental impact study for the development of the Company’s residential project in the City of Neuquén. The Company has a term of 150 days counted as from the above mentioned date to file the work plans.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	APSA’s Effective Interest (3)	Accumulated Rental Income as of September 30 Ps./000 (4)			Book Value (Ps. 000) (5)
					2007	2006	2005
Shopping Centers (6)
Alto Palermo	12/23/97	18,074	100.0%	100.0%	16,140	13,468	10,926	176,248
Abasto Shopping	07/17/94	39,561	97.3%	100.0%	17,023	12,952	10,090	185,668
Alto Avellaneda	12/23/97	28,823	95.6%	100.0%	9,953	7,228	5,559	93,690
Paseo Alcorta	06/06/97	14,454	98.7%	100.0%	8,283	6,827	5,397	67,910
Patio Bullrich	10/01/98	10,978	100.0%	100.0%	6,557	5,738	4,901	103,499
Alto Noa Shopping	03/29/95	18,831	100.0%	100.0%	1,960	1,501	1,121	26,575
Buenos Aires Design	11/18/97	13,988	98.5%	53.7%	2,844	2,719	2,048	15,468
Alto Rosario Shopping	11/09/04	30,261	93.4%	100.0%	4,678	3,384	2,642	83,504
Mendoza Plaza Shopping	12/02/04	39,392	95.9%	85.4%	5,451	3,993	3,135	88,167
Fibesa and Others (7)	—	N/A	N/A	100.0%	4,914	3,041	3,305	—
Income from Tarjeta Shopping	—	N/A	N/A	80.0%	57,993	40,240	24,550	—
Neuquén (8)	07/06/99	N/A	N/A	94.6%	—	—	—	12,303
Panamerican Mall S.A. (9)	12/01/06	28,741	N/A	80.0%	—	—	—	194,234
Córdoba Shopping Villa Cabrera	12/31/06	10,828	100.0%	100.0%	2,337	—	—	74,527

TOTAL GENERAL (10)		253,932	97.9%	92.7%	138,133	101,091	73,674	1,121,793

The chart below presents information on our shopping centers as of September 30, 2007, according to the consolidated financial statements of Alto Palermo S.A. (APSA).

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	APSA’s effective interest in each of its business units. IRSA has a 62.48% interest in APSA.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through APSA.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes credit card income (Tarshop).

Tarjeta Shopping

Tarshop S.A. is a credit card company in which APSA holds a 80% interest.

Our credit card business unit posted an income of Ps.4.8 million for the first quarter of fiscal year 2008, lower than the Ps.5.7 million income recorded in the same period of the previous year.

Net revenues posted a significant increase of 44.1%, from Ps.40.2 million during the first quarter of fiscal year 2007 to Ps.58.0 million during this quarter. In addition, operating results reached Ps.7.1 million.

The credit portfolio including securitized coupons as of September 30, 2007 reached Ps.760.6 million, 73.2% higher than the Ps.439.1 million portfolio recorded as of September 30, 2006.

III. Sales and Developments

In the three-month period ended September 30, 2007, the sales and developments segment recorded revenues of Ps.1.2 million, compared to Ps.29.7 million in the same period of the previous year.

Cruceros, Dique II. This is a unique project in the Puerto Madero area consisting in an apartment building with a surface area of 6,400 sqm of which 3,633 sqm were owned by the Company. As of September 30, 2007 works have been fully completed and there is only one unit pending sale.

Torres Renoir, Dique III. In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start construction of these two exclusive residential buildings of 42 and 51 floors. In the light of the development boom in this area, the project has aroused great expectations in the market, given its outstanding features. As of September 30, 2006, in view of the market’s interest in this project, sales were launched in Tower 1, whose current degree of progress is 81.7%. As of September 30, 2007, 76.4% of our units had been sold, with four units pending sale. In connection with Tower 2, as of September 30, 2007, the preliminary building tasks had started, and the degree of work progress was 17.5%. After the closing of the first quarter of fiscal year 2008, on November 2, 2007, the Company and the developer decided to replace the swap agreement for Tower 2 for a payment of US$18.2 million, US$4.6 million of which were paid on that date and the balance will be received by the Company over the next six months. The income resulting from this transaction, amounting to approximately US$4.7 million, will be reflected in the results for the next quarter.

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. Sales in this project were launched in May last year, with a high degree of success. Previously, efforts had been made to develop the image of the product, in whose context the designation chosen was “Barrio Chico” and was accompanied by advertising in the most important printing media. As of September 30, 2007, the project had been completed and three units were pending sale.

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a residential complex known as “Caballito Nuevo” that will include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, the degree of progress is 8.0% and marketing is expected to be launched during this fiscal year. In connection with the required consents, qualification of the development under the condominium property regime has been obtained and the related registration with the Real Estate Registry has been made.

Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”. It will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern area of the Province of Buenos Aires, particularly in the area in which the development is located, our expectations regarding sales of the lots to be received pursuant to the swap agreement are highly positive. As of September 30, 2007, the degree of progress of the works was 93.0% and preliminary marketing tasks had already started.

Canteras Natal Crespo, Province of Córdoba. The preliminary guidelines for the development of the project have already been laid down. With the engagement of the Chilean architecture firm URBE a Master Plan has been developed. Filing of the applications for preliminary approval is underway, and the Municipality of La Calera has already approved the feasibility of the location for the projected real estate development and the feasibility of its electric power requirements. The project will be characterized by its attractive and varied offer of residential plots and areas of low and medium density housing. Each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the Province of Córdoba.

Solares de Santa María, City of Buenos Aires, (formerly, Santa María del Plata). Solares de Santa María is a 70-hectare property facing the River Plate, located in the south border of Puerto Madero (at 10 minutes’ distance from the Government House) where we plan to start developing an urban project through our subsidiary Solares de Santa María S.A. (Solares), in which we hold a 90% equity interest. The project has been designed with a residential profile and also features mixed uses, including offices, retail stores, hotels, sports and sailing clubs and service support areas such as a school, supermarket, parking areas, etc., and has been conceived as a new neighborhood in the City of Buenos Aires.

So as to optimize and achieve project start-up, while the consents and authorizations from the Buenos Aires Government are obtained the Company has made contacts with investors with international experience in this kind of real estate developments.

El Rancho, San Carlos de Bariloche. On December 14, 2006, we acquired through our hotel operator subsidiary Llao Llao Resorts S.A., a 129,533 sqm. plot located in the city of San Carlos de Bariloche, in the Province of Rio Negro. The total purchase price was US$7.0 million, US$4.2 million of which were paid in cash and the balance of US$2.8 million was financed through a mortgage payable in 36 equal, consecutive, monthly installments of US$0.086 million each. The plot is located on the shore of Gutierrez Lake, in the surroundings of the Llao Llao Hotel, in an unequalled natural frame, and has a 1,000 sqm. chalet designed by architect Ezequiel Bustillo. The Company is evaluating the possibility of developing a condo hotel on the site.

Organization of IRSA-CYRELA and Vicente Lopez residential project. The Company entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA—CYRELA. IRSA-CYRELA (CYRSA) will develop high-quality real estate projects targeted at different publics under a new concept of common installations and facilities that will allow its customers to enjoy a new lifestyle, based on security, comfort and service. At this stage, CYRSA will start operations with an initial investment of US$60 million committed equally by both partners.

In August 2007, IRSA contributed to CYRSA 100% of the stock capital of Rummaala, valued at $21.5 MM. Rummaala’s main asset is a plot of land located in the district of Vicente López, where the first IRSA-CYRELA real estate project will be developed. CYRELA made a contribution in the Company for the same amount. Both contributions were capitalized, resulting in the following capital stock structure in CYRSA: IRSA: 50% and CYRELA: 50%.

Below is a detail of the sales and properties being developed by IRSA as of September 30, 2007.

	Accumulated Sales as of (Ps. 000)
SALES	09.30.07	09.30.2006	09.30.2005	09.30.2004	09.30.2003
Residential Apartments
Torres Jardín	16	—	—	—	—
Torres de Abasto	—	—	—	11	—
Edificios Cruceros	—	2,753	—	—	—
Barrio Chico	855	—	—	—	—

Residential Communities
Abril / Baldovinos (1) (2)	334	561	463	1,148	921
Villa Celina IV y V	—	—	—	—	23

Land Reserve
Canteras Natal	11	26	—	—	—

Other
Dock 13	—	46	—	—	—
Dique III	—	26,206	—	—	—
Madero 1020	—	—	—	—	4,774
Other	—	110	37	—	233

TOTAL	1,216	29,702	500	1,159	5,951

Notes:

(1)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis. It includes the sale of shares of stock of Abril.
(2)	Includes income from the sale of dormies.

Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales. (Ps. 000) (5)	Accumulated Sales as of September 30 (Ps. 000) (6)			Book Value Ps./000 (7)
									2007	2006	2005
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.0%	100.0%	99.7%	70,065	16	—	—	469
Torres de Abasto (8)	07/17/94	74,810	35,630	545	62.4%	100.0%	100.0%	109,266	—	—	—	623
Edificios Cruceros	07/22/03	5,740	3,633	40	100.0%	100.0%	91.4%	18,414	—	2,753	—	487
Barrio Chico	03/2003	12,171	2,891	20	100.0%	100.0%	90.0%	9,412	855	—	—	3,211
Concepción Arenal	12/20/96	15,069	6,913	70	100.0%	100.0%	98.9%	11,626	—	—	—	72
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.0%	100.0%	100.0%	47,920	—	—	—	—
Torre Caballito Block 36 (15)	11/03/97	22,815	6,833	118	100.0%	8.0%	0.0%	—	—	—	—	22,663
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.0%	81.7%	76.4%	—	—	—	—	41,683
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.0%	17.4%	0.0%	—	—	—	—	41,808
Libertador 1703 y 1755	01/16/07	—	29,564	—	100.0%	0.0%	0.0%	—	—	—	—	59,115
Otros Viviendas (10)		31,245	18,151	163	100.0%	100.0%	100.0%	36,222	—	—	—	13

Subtotal Residential Apartments		319,055	158,118	1,583				302,925	871	2,753	—	170,144

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.0%	100.0%	95.6%	218,395	334	561	463	9,164
Benavidez (15)	11/18/97	20,544	989,423	110	100.0%	93.0%	100.0%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.0%	100.0%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100.0%	100.0%	100.0%	9,505	—	—	—	—
Other Residential Communities		—	—	—	N/A	N/A	N/A	—	—	—	—	—

Subtotal Residential Communities		158,691	2,532,671	1,783				253,682	334	561	463	19,202

Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.0%	0.0%	0.0%	—	—	—	—	54,841
Caballito	11/03/97	—	20,968	—	100.0%	0.0%	40.1%	22,815	—	—	—	9,223
Santa María del Plata	07/10/97	—	675,952	—	90.0%	0.0%	10.0%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.0%	0.0%	0.0%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000	—	55.9%	0.0%	0.0%	177	11	26	—	5,555
Terrenos Alcorta	07/07/98	—	1,925	—	67.7%	0.0%	100.0%	22,969	—	—	—	—
Other Land Reserves (12)		—	14,368,591	—	90.1%	0.0%	1.8%	—	—	—	—	85,584

Subtotal Land Reserves			20,769,117	—				76,961	11	26	—	312,705

Other
Other (13)		23,871	11,352	61	100.0%	80.0%	88.2%	30,310	—	156	37	4,787

Subtotal Other		66,420	30,632	73				150,164	—	26,362	37	4,787

TOTAL (14)		544,166	23,490,538	3,439				783,731	1,216	29,702	500	506,838

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation up to 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation up to 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at September 30, 2007, adjusted for inflation up to 02/28/03.
(8)	Through APSA.
(9)	Through IBSA.
(10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 through Baldovinos (fully sold)
(11)	Directly through IRSA and indirectly through IBSA. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through IBSA) and Caballito, Torres Rosario and the Coto Project (through APSA).
(13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517, Income from Termination, APSA’s Real Properties Sales, and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment for the first quarter of fiscal year 2008 amounted to Ps.35.3 million, compared to Ps.28.6 million recorded for fiscal 2007.

Higher income reflected mainly increases in rates, which were up 14.2% compared to the same period of the previous year. Average rates increased to Ps.537 for the first quarter of fiscal year 2008, compared to Ps.470 for the first quarter of fiscal year 2007.

In view of the consolidation of the excellent performance of the hotel business fueled by local and international tourism, during this quarter we continued works for the construction of 42 new rooms in the Llao Llao hotel, a first-class resort, unique in Argentina both for its services and location. Also in this respect we have started improvement and refurbishment works at the Sheraton Libertador Hotel, located in the downtown area of Buenos Aires.

The following chart shows information regarding our hotels for the three-month period ended September 30, 2007:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of September 30 (Ps. 000)			Book Value as 09/30/07 (Ps. 000)
						2007	2006	2005
Intercontinental (3)	11/01/97	76%	309	66.0%	429	11,853	9,216	8,376	61,215
Sheraton Libertador (4)	03/01/98	80%	200	79.4%	352	7,738	6,968	5,743	43,816
Llao Llao (5)	06/01/97	50%	158	81.1%	929	15,687	12,422	10,754	75,226
Plots in Bariloche (5)	12/01/06	50%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total			667	73.6%	537	35,278	28,606	24,873	202,157

Notes:

1)	Accumulated average in the three-month period.
2)	Accumulated average in the three-month period.
3)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Financial and Other Transactions

Consolidated Financial Debt. The Company’s consolidated debt without including outstanding Convertible Notes amounted to US$397 million as of September 30, 2007.

Debt principal and interest payments after the closing of the first quarter of fiscal year 2008. On October 25, 2007 the Company repaid principal for US$24 million and made interest payments of US$0.3 million through the redemption of its Series Secured 3 Notes issued under the Indenture dated September 7, 2000, as amended by the Fourth Amendment to the Indenture, dated November 21, 2002. In addition, a Loan Agreement dated November 21, 2002 was fully repaid, for a total of US$15 million as principal and US$0.2 as interest.

After the above mentioned repayments, the Company’s consolidated debt is US$354 million, excluding the outstanding Convertible Notes.

Exercise of warrants and conversion of Convertible Notes. On September 30, 2007, warrants issued by our Company were exercised for a total of US$29.2 million par value, resulting in the issue of 53.7 million shares. Total proceeds from this transaction were US$35.1 million.

During the quarter ended September 30, 2007, the holders of our convertible notes exercised their conversion rights for a total of 18.0 million units with a face value of US$1 each, resulting in the issue of 33.1 million common shares of Ps. 1 par value each.

As of September 30, 2007, the amount of outstanding Convertible Notes and warrants was US$0.8 million and US$13.9 million, respectively, while the number of outstanding shares totaled 551,779,869.

After the closing of the quarter, warrants were exercised for 12.5 million, resulting in the issue of 22.9 million shares. Total proceeds to the Company were US$15.0 million.

Approval of stock capital increase after the closing of the first quarter of fiscal year 2008. On October 10, 2007 the Shareholders’ Meeting approved a stock capital increase for up to Ps.280 million par value, through the issuance of up to 280 million new common, book-entry shares of Ps.1.00 par value each and carrying one vote per share, entitled to dividends under the same conditions as the shares that are outstanding at the time of their issuance, to be publicly offered in Argentina or abroad. The Shareholders’ Meeting also resolved to grant free of charge to the subscribers of the stock capital increase, a warrant for subscribing common shares of the Company, which entitles to one share for every three shares of stock subscribed for, exercisable over the next 5 years following the issuance at a price to be determined by the Board of Directors based on the subscription price plus a premium of up to 100%.

We expect to use the proceeds of the offering to finance an increase in our shareholding interest in Banco Hipotecario to up to 29.0% of its Class D shares and to make future investments in the real estate business, in line with our business strategy, both in Argentina and in other Latin American countries such as Brazil, Peru, Uruguay and Colombia. We might also increase our shareholding interest in our subsidiary Alto Palermo to the extent such opportunity arises in attractive terms, both through the acquisition of a more significant minority interest or through future capital increases in Alto Palermo S.A.

APSA – Financial Debt. As of September 30, 2007, the composition of the financial debt incurred by APSA, our shopping center subsidiary, was as follows:

Description	Outstanding Amount		Rate	Maturity
Convertible notes	US$	47,227,934	10%	July 2004
Series I Notes	US$	120,000,000	7.875%	May 2017
Series II Notes	Ps.	154,020,000	11%	June 2012
Standard Bank	Ps.	40,000,000	12.30%	November 2007

Series I and II Notes relate to the respective Series No. 1 and Series No. 2 Notes issued under the US$200 million Global Note Program authorized by the Argentine Securities Commission under Resolution No. 15,614 dated April 19, 2007.

VI. Brief comment on outlook for the next quarter

Economic activity in Argentina has continued to grow at high rates for the fourth consecutive year. The main drivers of this expansion process are consumption and investment, variables that have a highly positive impact on our business, causing the outlook for the next quarters of fiscal year 2008 to continue being favorable.

Regarding the office market, given the shortage of square meters available and few developments under construction, we will make further progress in our policy of consolidation in the A and AAA segment through the purchase of built surface area and the development of new projects. Along these lines, in August 2007 the Company executed the deed of purchase of 50% of the property known as “Edificio Bank Boston” and has a purchase option in respect of the building known as “Edificio República”, two of the most modern and emblematic office buildings in the City of Buenos Aires, both of them designed by the renowned architect César Pelli. Also noteworthy is the fact that the projected appreciation of the price per square meter has not been fully reflected in our financial statements, as the rates of the lease agreements for most of the properties in our asset portfolio have still not been reviewed. Consequently, we consider that the evolution of income from this business segment will be much favorable over the next quarters of this fiscal year.

The success obtained in the positioning and in the sales of our Shopping Centers encourages us to continue improving our vast variety of commercial proposals, subject to the needs of consumers and latest trends. During this fiscal year we intend to continue to increase our portfolio of assets in this segment.

The number of tourists visiting Argentina in the first half of calendar 2007 recorded an increase of almost 15% compared to the same period of the prior year. This increase is mainly due to the numerous attractions that Argentina offers to tourists and the favorable exchange rate. These circumstances have helped the hotel industry to thrive, encouraging us to introduce improvements in the infrastructure of our hotels in order to continue to supply them with excellent service.

Finally, we must mention the concealed value of our Company which is materialized in its strategically located land reserves, such as the plots in Puerto Madero, Caballito, Neuquén, Rosario and Córdoba, among others. In the future we will continue developing these land reserves mainly through residential and office developments, shopping centers and hotels. In this regard, as concerns the residential market, we entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA – CYRELA. IRSA-CYRELA (CYRSA) will develop high-quality real estate projects targeted at different publics under a new concept of common installations and facilities that will allow its customers to enjoy a new lifestyle based on security, comfort and service.

APPENDIX

Result of the Operations for the three month-periods ended September 30, 2007 and 2006.

All references made below to 2007 and 2006 are to the Company’s three month-periods ended September 30, 2007 and 2006.

Revenue

Revenue increased by 15.3%, that is from Ps. 169.6 million in 2006 to Ps. 195.6 million in 2007, principally due to an increase in revenue of our Credit Card, Commercial Centers, Office and other and Hotels segments, partially offset by a reduction in revenue from Sales and developments and Financial operations and other operations segments.

Sales and developments

Revenue from Sales and developments segment decreased by 95.9% from Ps. 29.7 million in 2006 to Ps. 1.2 million in 2007. This business segment does not show recurrent revenue due to its nature; consequently the comparison between periods may vary significantly in accordance with the projects that the Company is developing and its development stage. The decrease of revenue of this segment was principally due to: (i) the absence in 2007 of the Ps. 29.7 million recognized during 2006 principally arising from the following operations: 1) revenue of Ps. 26.2 million for the sale of plot Z, Dock III; and 2) revenue of Ps. 2.8 million for the sale of Edificios Cruceros units. The absence of revenue of Ps. 29.7 million mentioned above was partially offset by revenue recognized during 2007 of Ps. 0.9 million arising from the sale of the San Martín de Tours units.

Office and other

Revenue from our Office and other segment increased by 117.8% going from Ps. 9.5 million in 2006 to Ps. 20.7 million in 2007. This increase was principally due to an increase of Ps. 11.6 million in revenue for rental of offices that is from Ps. 8.7 million in 2006 to Ps. 20.2 million in 2007. This increase was due to: (i) rental revenue of Ps. 6.7 million from new class A office buildings, of which Dock del Plata, acquired in November 2006, generated revenue for Ps. 1.9 million; Bouchard 551, acquired in March 2007, generated revenue for Ps. 3.4 million; and Della Paolera 265, acquired in August 2007, generated revenue for Ps. 1.4 million. All the buildings are fully occupied; and (ii) an increase in office rentals of Ps. 4.9 million as a result of the increase in prices per square meter and to greater occupation rates of our rental buildings, which increased from 92% in 2006 to 99% in 2007.

Commercial centers

Revenue from our Commercial center segments increased by 31.7% from Ps. 60.9 million in 2006 to Ps. 80.1 million in 2007. Such increase was principally due to and increase of Ps. 15.8 million of the revenue for rentals and admission rights as a consequence of 28.8% increase in the total sales of our lessees, which increased from Ps. 660.2 million in 2006 to Ps. 850.5 million in 2007 resulting in larger revenue per percentage of rentals. The average occupation rate of our Commercial Centers decreased from 99.2% in 2006 to 97.9% in 2007.

Hotels

Revenue from our hotel operations increased 23.3% from Ps. 28.6 million in 2006 to Ps. 35.3 million in 2007, principally due to an increase of 14.3% in the average price per room in our hotels of Ps. 470.0 in 2006 to Ps. 537.0 in 2007. Increases in revenue in 2007 compared to 2006 from the following hotels amounted to Ps. 3.3 million from Hotel Llao Llao, Ps. 2.6 million from Hotel Intercontinental, Ps. 0.8 million from Hotel Sheraton Libertador. These increases are accompanied by an increase in the average occupation rates from 68.1% during 2006 to 73.6% in 2007.

Revenue from our Credit card operations recorded 44.1% increase passing from Ps. 40.2 million during 2006 to Ps. 58.0 million during 2007. Such increase resulted from: (i) the favorable macroeconomic conditions during 2007, that was shown in the increase of commissions for sales in supermarkets and shops; (ii) the issuance of 12,944 new credit cards; (iii) the continuing expansion of our services; (iv) an increase in interest revenue in connection with financing granted to our clients; and (v) an increase of 28.4% in revenue from our credit card, Tarjeta Shopping, and an increase of 31.8% in the shops that accept our credit card.

Financial operations and other operations

Revenue from our Financial Operations and other operations segment decreased Ps. 0.5 million from 0.7 million in 2006 to Ps. 0.3 million in 2007. Revenue included in this segment represents fees for services with no specific imputation to any of the prior segments.

Cost of sales, rentals and services

Our costs increased 0.1% from Ps. 81.3 million in 2006 to Ps. 81.4 million in 2007 as a result of an increase in cost of Credit Cards, Commercial Centers, Office and Others and Hotels segments; partially offset by a reduction in the cost of Sales and Developments and Financial Operations and others segments.

Total costs as percentage of revenue decreased from 47.9% in 2006 to 41.6% in 2007.

Sales and developments

Costs related to Sales and developments decreased 96.4% from Ps. 28.5 million in 2006 to Ps. 1.0 million in 2007. This business segment does not show recurrent costs due to its nature; consequently the comparison between periods may vary significantly in accordance with the projects that the Company is developing and its development stage. The decrease in costs during 2007 was the result of the absence of 28.5 million costs of 2006 arising from the following operations: (i) Ps. 26.2 million related to the sale of plot 1.d “Z” of Dock III; and (ii) Ps. 1.7 million related to the sale of Edificio Cruceros units and the absence of 28.5 million above mentioned costs were partially compensated with the costs incurred in 2007 of Ps. 0.6 million related to the sale of San Martin de Tours units. Costs included in this segment as percentage of revenue decreased from 95.8% in 2006 to 83.2% in 2007.

Office and other

The costs of the Office and other segment increased 208.3% from Ps. 2.5 million in 2006 to Ps. 7.8 million in 2007. The principal cost component in the office segment is the depreciation of buildings rented. The increase during 2007 in comparison to 2006 was mainly due to: (i) an increase in amortization expense of Ps. 2.9 million as a result of the incorporation of three new buildings assigned to rental revenue, Bouchard 551, Della Paolera 265 and Dock del Plata; and (ii) an increase in amortization of Ps. 1.6 million, as a result of a change in the remaining useful lives of rent buildings, which was reduced from an average of 496 months in 2006 to an average of 253 months in 2007.

Commercial centers

Costs related with Commercial centers increased 38.3% from Ps. 18.7 million in 2006 to Ps. 25.9 million in 2007. This increase principally originated in: (i) increase in costs for not recovered expenses of Ps. 2.4 million; (ii) a higher depreciation and amortization charge of Ps. 2.2 million; (iii) an increase in costs related to reforms and modifications in Locative areas of 1.4 million; and (iv) an increase in contingency costs of Ps. 0.8 million. The cost of the Commercial center segment as percentage on revenue from the same business unit increased from 30.8% in 2006 to 32.3% in 2007.

Hotels

Costs of Hotel operations increased 25.9% from Ps. 15.7 million in 2006 to Ps. 19.8 million in 2007 principally due to an increase in salaries and social security charges, assets depreciation, food and beverages, fees for commissions and services. Costs of Hotel Llao Llao increased Ps. 1.6 million, of Hotel Intercontinental Ps. 1.5 million and of Hotel Sheraton Libertador Ps. 1.0 million. Costs of hotel operations as percentage of revenue of this segment increased from 54.9% in 2006 to 56.0% in 2007.

Credit cards

The cost of the Credit cards segment increased 74.8% from Ps. 15.4 million in 2006 to Ps. 26.8 million in 2007. Increases were principally due to: (i) an increase of Ps. 3.8 million in expenses for interest and commissions due to the outsourcing of collections and money transportation; (ii) an increase of Ps. 3.6 million in the cost of salaries and social security charges as a result of 30% increased in personnel; (iii) an increase in the charge for fees and services to third parties of Ps. 1.3 million; (iv) higher charges for taxes, rates, contributions and services of Ps. 1.3 million; and (v) an increase in charges for leases, rates and services of Ps. 1.0 million.

The cost of Credit cards as percentage of revenue of such segment increased from 38.2% in 2006 to 46.3% in 2007.

Financial operations and other operations

The cost of the Financial Operations and other operations segment decreased Ps. 0.4 million from Ps. 0.5 million in 2006 to Ps. 0.1 million in 2007. Costs included in this line represents expenses not related to any of our other segments.

Gross profit

As a result of the above, gross profit increased 29.3% from Ps. 88.4 million in 2006 to Ps. 114.2 million in 2007, mainly as a result of the improvement of the gross profit of Commercial Centers, Credit Cards, Office and others and Hotels segments, which was partially offset by a decrease in the gross profit of Sales and Developments, Financial operations and other operations segments. The gross profit, calculated as a percentage of revenue, increased from 52.1% in 2006 to 58.4% in 2007.

Gain from recognition of inventories at net realizable value

This line was generated due to having valued at net realization value inventories in respect of which we received a purchase price or pre-payments for rentals that fix prices, and the contract conditions of the operations that establish the concretion of the sales and the profits. This business segment does not show recurrent revenue; consequently the comparison between periods may vary significantly in accordance with the projects that the Company is developing and its development stage. During 2007 Ps. 1.9 million were recorded accepted and mainly applied to the following developments: “Dock III – Plot X” for Ps. 1.8 million.

During 2006 the Company recorded a gain of Ps. 2.2 million mainly related to “San Martin de Tours” for an amount of Ps. 1.9 million and “Dock III – plot X” for an amount of Ps. 0.3 million.

Selling expenses

Selling expenses increased 78.0% from Ps. 14.8 million in 2006 to Ps. 26.3 million in 2007 principally due to an increase in the selling expenses of the Credit cards, Commercial centers and Hotels segments. Selling expenses as percentage of revenue increased from 8.7% in 2006 to 13.5% in 2007.

Sales and developments

Selling expenses for this business unit consist in commissions and expenses derived from sales, stamp tax and on gross sales (gross profit). Selling expenses for Sales and Developments remained stable.

Offices and other

Selling expenses in respect of the Offices and other segment increased Ps. 0.4 million from Ps. 0.5 million in 2006 to Ps. 0.9 million in 2007 due to the higher charges for gross sales tax and bad debtors. Selling expenses as a percentage of revenue of the same segment decreased from 5.2% in 2006 to 4.5% in 2007.

Commercial centers

Selling expenses related to Commercial centers increased 4.3 million from Ps. 2.4 million in 2006 to Ps. 6.7 million in 2007 due to: (i) an increase in the charge for bad debtors of Ps. 2.6 million; (ii) an increase of Ps. 0.7 million in the costs of salaries and social security charges; (iii) an increased of Ps. 0.5 million in courses, expositions and events; and (iv) an increase of Ps. 0.4 million of the charge for gross sales tax. Selling expenses as a percentage of revenue of the same segment increased from 3.9% in 2006 to 8.3% in 2007.

Hotels

Selling expenses related with the operation of Hotels increased 17.3% from Ps. 2.9 million in 2006 to Ps. 3.4 million in 2007 principally due to the an increase in commissions, gross sales tax, advertising and salaries and social security charges due to an increase in the expenses of the segment in line with higher activity levels. Selling expenses related with the operation of Hotels as a percentage of revenue of the same segment increased from 10.1% in 2006 to 9.6% in 2007.

Credit cards

Selling expenses of the Credit card segment increased 76.6% from Ps. 8.2 million in 2006 to Ps. 14.5 million in 2007 principally due to: (i) an increase of Ps. 4.6 million in advertising and prize expenses; (ii) an increase in the charge of Ps. 1.8 million in the gross sales tax these increases were partially offset by a decrease of Ps. 0.7 million in the charge for had debts. Selling expenses of Credit cards as a percentage of the revenue of this segment increased from 20.4% in 2006 to 25.0% in 2007.

Administration expenses

Administration expenses increased 47.6% from Ps. 28.0 million in 2006 to Ps. 41.3 million in 2007 due to the increase in the Credit cards segment and in a lesser level to the increase in each one of the remaining segments. The main items principal issues of administration expenses are salaries and social security charges, fees to Directors, fees and remunerations for services and depreciation of fixed assets. Administration expenses as a percentage of revenue increased from 16.5% in 2006 to 21.1% in 2007.

Sales and developments

Administration expenses of the Sales and developments segment increased 51.1% from Ps. 3.3 million in 2006 to Ps. 5.0 million in 2007 due to: (i) an increase of Ps. 0.4 million in fees and compensation for services; (ii) an increase of Ps. 0.3 million in bank charges; (iii) Ps. 0.2 million in salaries, bonus and social security charges and directors fees. The administration expenses of Sales and developments as a percentage of the revenue of this segment increased from 11.2% in 2006 to 412.2% in 2007, as a result of the decreased of 28.5 million of revenue from this segment.

Offices and other

The administration expenses of the Offices and other segment increased 90.6% from 2.9 million in 2006 to Ps. 5.6 million in 2007. The increase is principally due to an increase of Ps. 1.3 million in bank charges, Ps. 0.6 million in fees and compensation for services and Ps. 0.1 million in salaries, bonds and social security charges and directors fees. Administration expenses of Office and other as percentage of revenue in this segment decreased from 30.8% in 2006 to 27.0% in 2007.

Hotels

Administration expenses of our Hotels increased 21.5% from Ps. 5.9 million in 2006 to Ps. 7.2 million in 2007, principally due to: (i) an increase of Ps. 0.6 million in Hotel Intercontinental mostly due to an increase in salaries and social security charges, fees and compensation for services, commissions and depreciation of fixes assets; (ii) an increase of Ps. 0.6 million in Hotel Llao Llao principally due to an increase in salaries and social security charges, fees and compensation services, taxes and depreciation and amortization; and (iii) an increase of Ps. 0.1 million in the Hotel Sheraton Libertador principally due to an increase in salaries and social security charges telephone, postage and contingences. Administration expenses of Hotels as percentage of revenue arising from hotel operations decreased from 20.8% in 2006 to 20.5% in 2007.

Commercial centers

Administration expenses of our Commercial centers increased 21.8% from Ps. 6.7 million in 2006 to Ps. 8.1 million in 2007 principally due to (i) an increase in taxes of Ps. 0.5 million, mainly from tax on banks debits and credits; (ii) an increase in the charge in directors fees of Ps. 0.4 million; and (iii) an increase in fees and compensation for services of Ps. 0.2 million. Administration expenses of Rentals and Services as percentage of the revenue of this segment decreased from 10.9% in 2006 to 10.1% in 2007.

Credit cards

Administration expenses of the Credit cards segment increased 68.2% from Ps. 9.1 million in 2006 to Ps. 15.3 million in 2007. The reason is principally due to: (i) a higher charge for salaries, compensations, social security charges of Ps. 3.2 million as a result of an increased of 30% in personnel; (ii) an increase in expenses for fees and compensation for services of Ps. 1.3 million; (iii) higher expenses for rentals and taxes of Ps. 1.2 million; and (iv) an increase in other personnel and stationery and postage for Ps. 0.6. Administration expenses of Credit cards as percentage of the revenue of this segment increased from 22.7% in 2006 to 26.4% during 2007.

Net gain in credit card trust Tarjeta Shopping

This revenue is the result of the participation of Tarshop (a subsidiary of APSA) in the Tarjeta Shopping credit cards trust. This line increased 88.0% from Ps. 3.6 million in 2006 to Ps. 6.7 million in 2007 principally due to the new issuance of the credit cards trusts and an increase in the total amount of trusts.

Operating income

Operating income increased 7.6% from Ps. 51.3 million in 2006 to Ps. 55.2 million in 2007 mainly due to an in the Commercial centers, Offices and other and Hotel segments, partially offset by a decrease in the operating income of Credit Cards and Sales and developments segments. The operating income as percentage of revenue decreased from 30.3% in 2006 to 28.2% in 2007.

Sales and developments

Operating income arising from the Sales and development segment decreased Ps. 3.0 from Ps. 0.7 million in 2006 to Ps. 3.7 million in 2007 mostly due to a decrease in the revenue arising from this segment and increases in expenses and a reduction of the net gain from valuation of inventories at net realizable value, partially compensated by less cost of sales and Selling expenses. The operating income of this segment as percentage of revenue of such business unit increased from 2.4% during 2006 to 303.7% during 2007.

Offices and other

Operating income arising from the Office and other segment increased 79.8% from Ps. 3.6 million in 2006 to Ps. 6.4 million in 2007 mostly due to the 117.8% increase in the revenue of this segment. The operating income of this segment as percentage of revenue of the business unit decreased from 37.5% during 2006 to 30.9% during 2007 mainly due of the charges in the remaining useful lives of rental buildings that generated a loss of Ps. 1.6 million as a result of the expenses in this segment. Regardless of this effect the percentage of our revenue would have been 38.7%.

Commercial centers

Operating income of Commercial centers increased 19.2% from Ps. 33.1 million in 2006 to Ps. 39.5 million in 2007 mostly due to an increase of 31.7% in the revenues of this segment that were partially compensated by increases of 38.3% in costs, 180.9% in selling expenses and 21.8% in administration expenses. The operating result of this segment as percentage of revenue of the business unit decreased from 54.4% during 2006 to 49.3% during 2007.

Hotels

The operating income of Hotels increased 20.4% from Ps. 4.1 million in 2006 to Ps. 4.9 million 2007 mostly due to an increase in revenue from this segment that were partially compensated by increases in costs and expenses. The operating income of this segment as percentage of the revenue of the business unit decreased from 14.2% during 2006 to 13.9% during 2007 mainly as a result of greater amortization charges of Ps. 0.6 million due to of a change in the remaining useful lives of our three hotels, which were reduced to an average of 408 months in 2006 to an average of 207 months in 2007.

Credit cards

Operating income of the Credit Card segment decreased 27.9% from Ps. 11.1 million in 2006 to Ps. 8.0 million in 2007 mostly due to an increase of 74.8% in costs, 76.6% in selling expenses and 68.2% in administration expenses and by an increased of 88% in the revenue from Credit card trusts. The operating income of this segment as percentage of revenue in such business unit decreased from 27.6% during 2006 to 13.8% during 2007.

Financial operations and other operations

The Operating income of the Financial Operations and other operations segment decreased Ps. 0.1 million from Ps. 0.2 million in 2006 to Ps. 0.1 million in 2007. Operating income of this segment as percentage of revenues in such business unit increased from 29.6% in 2006 to 53.1% in 2007. This is the result of a decrease of 75.9% in the costs of this segment partially offset by a decreased in revenue of 63.7%.

Amortization of the goodwill

The amortization of the goodwill includes: (i) the amortization of the goodwill of the following subsidiaries of APSA: Shopping Alto Palermo S.A., FIBESA, Tarshop, ERSA and Empalme and (ii) of our own negative goodwill generated by the purchase of APSA and Palermo Invest S.A. shares. The amortization of the goodwill changed Ps. 0.4 million from a loss of Ps. 0.3 million in 2006 to a gain of Ps. 0.1 million in 2007.

Financial results, net

The financial results, net increased of Ps. 37.7 million from a loss of Ps. 3.0 million in 2006 to a loss of Ps. 40.7 million in 2007. The principal causes of the variation were: (i) the decrease of Ps. 24.0 million in Results of financial operations mainly due to a decrease of Ps. 24.0 million in the market value of Dolphin fund Plc.; (ii) a negative exchange difference of Ps. 6.2 million in comparison to 2006 due to a depreciation during the current period of the Argentine peso versus the US dollar; (iii) an increase of Ps. 14.6 million for higher expenses in financing principally due to the higher charge for interest paid as a result of the negotiable bonds issued by IRSA and APSA during the current fiscal year; and (iv) the above mentioned decreases were partially offset by an increase of Ps. 7.5 million as a result of interest gained in 2007 in comparison with 2006.

Equity gain from related companies

Our equity gain from related companies decreased Ps. 20.9 million from an revenue of Ps. 1.4 million in 2006 to a loss of Ps. 19.5 million in 2007. This decrease principally results from a decrease of Ps. 21.0 million in the revenue of Banco Hipotecario from an income of Ps. 1.5 million in 2006 to a loss of Ps. 19.5 million in 2007.

Other income and expenses, net

Other income and expenses, net, decreased 41.0% going from net expenses of Ps. 4.4 million in 2006 to net expenses of Ps. 2.6 million in 2007 principally due to the effect of: (i) a decrease of Ps. 1.3 million in contingencies for lawsuits; and (ii) a decrease of Ps. 0.6 million in charges for donations.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest decreased 52.6 million passing from Ps. 45.1 million in 2006 to a loss of Ps. 7.5 million in 2007.

Income tax and assets tax

Income tax and assets tax decreased 34.4% from Ps. 18.9 million in 2006 to Ps. 12.4 million in 2007. The deferred tax method was applied to calculate the income tax for the two periods recognizing the temporary differences in the accounting and in tax assets and liabilities. To determine deferred assets and liabilities, the tax rate expected to be in effect (35%) at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

Minority interest

The negative result caused by third parties´ participation in subsidiaries decreased 4.4% from a loss of Ps. 10.5 million in 2006 to a loss of Ps. 10.1 million in 2007 as a consequence of an decrease in the income accounts of corporations in which the Company has a minority interest (principally in the Commercial center and Credit cards segments and due to the acquisition, in October 2006, of 33.33% of the shares of Palermo Invest).

Net income

Due to the above-mentioned issues, net income decreased Ps. 45.6 million from a gain of Ps. 15.6 million in 2006 to a loss of Ps. 30 million in 2007.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2007 and 2006 and the supplementary notes 1 to 25 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at September 30, 2007, and the consolidated statements of income and of cash flows for the three-month periods ended September 30, 2007 and 2006, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We consider that our limited review provide a reasonable basis for our report.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report on July 30, 2007, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2007.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements; at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at September 30, 2007, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 590, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 05, 2007.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

C.P.C.E.C.A.B.A. Tº 1 Fº 17	Dr. Marcelo Héctor Fuxman
Dr. Andrés Suarez	Public Account (U.B.A.)
Public Accountant (U.B.A.)	C.P.C.E.C.A.B.A. Tº 134 F° 85
C.P.C.E.C.A.B.A. Tº 245 Fº 61	Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 6, 2007